                                            Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-79723

                          CT COMMUNICATIONS, INC. LOGO

                                1,100,000 SHARES

                            CT COMMUNICATIONS, INC.

                                  COMMON STOCK

     All of the 1,100,000 shares of common stock of CT Communications, Inc. offered are being sold by the selling stockholders identified in this prospectus. We will not receive any proceeds from the sale of shares in this offering. The selling stockholders have granted the underwriters an over-allotment option that allows the underwriters to purchase from the selling stockholders up to 165,000 additional shares within thirty days from the date of this prospectus. Our stock currently trades on the Nasdaq National Market under the symbol "CTCI." On June 23, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $43.75 per share. Please read the "Underwriting" section for a discussion of the factors considered in determining the offering price.

     Investing in our common stock involves risks that are described in the "Risk Factors" section of this prospectus beginning on page 9.

                                                              PER SHARE      TOTAL
                                                              ---------   -----------
Public Offering Price.......................................  $  38.00    $41,800,000
Underwriting Discount.......................................  $   2.28    $ 2,508,000
Proceeds to Selling Stockholders............................  $  35.72    $39,292,000

     The underwriters are offering the shares of common stock subject to various conditions and may reject all or part of any order.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

FIRST UNION CAPITAL MARKETS CORP.
                 LEGG MASON WOOD WALKER
                                   INCORPORATED
                                              SCOTT & STRINGFELLOW, INC.

                  THE DATE OF THIS PROSPECTUS IS JUNE 23, 1999

     [A MAP APPEARS ON THE INSIDE FRONT COVER SHOWING NORTH CAROLINA AND SOUTH CAROLINA. IT HAS MAJOR INTERSTATES AND CITIES INDICATED, AND OUR MARKET AREAS ARE DISTINGUISHED WITH COLOR.]

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                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     5
Risk Factors................................................     9
Cautionary Note Regarding Forward-Looking Statements........    14
Use of Proceeds.............................................    14
Price Range of Common Stock.................................    15
Dividend Policy.............................................    15
Selected Financial and Operating Data.......................    16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    17
Business....................................................    24
Management..................................................    37
Principal and Selling Stockholders..........................    39
Description of Securities...................................    41
Underwriting................................................    45
Experts.....................................................    47
Legal Matters...............................................    47
Where You Can Find More Information.........................    47
Incorporation of Information We File with the Securities and
  Exchange Commission.......................................    47
Consolidated Financial Statements Index.....................   F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT, AND THE UNDERWRITERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE UNDERWRITERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

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                      [This page intentionally left blank]

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                               PROSPECTUS SUMMARY

     This summary may not contain all of the information that may be important to you. You should read the entire prospectus, including the financial information, financial statements and related notes and all documents incorporated by reference, before making an investment decision.

                            CT COMMUNICATIONS, INC.

     We are a growing provider of integrated telecommunications services to residential and business customers located primarily in North Carolina and South Carolina. We offer a comprehensive package of telecommunications services, including local and long distance telephone services, Internet and data services, and digital wireless services. The breadth of our product offering gives us the flexibility to provide integrated telecommunications solutions tailored to meet the specific needs of our customers. We have a strong senior management team, which has an average of 20 years of experience in the telecommunications industry.

     Our incumbent local exchange carrier ("ILEC"), The Concord Telephone Company, has operated as a local telephone company since 1897 and offers a full range of telecommunications services to customers served by over 110,000 access lines. Our local service territory covers 705 square miles northeast of Charlotte, North Carolina, one of the fastest growing cities in the United States. We have enjoyed consistent access line growth in recent years. Our total number of ILEC access lines increased 6.4% and 6.2% in 1998 and 1997, respectively.

     In 1998, we began to operate as a competitive local exchange carrier ("CLEC") in markets contiguous to our ILEC service area. We focus our CLEC business on small- to medium-size companies in secondary markets along the I-85 corridor, a major north/south connector between Atlanta, Georgia and Washington, D.C. We believe this market and geographic focus allows us to grow our CLEC business and increase our market share while more intense competition occurs in larger cities and higher density areas. Our CLEC offers services substantially similar to those offered by our ILEC. We intend to concentrate on a facilities-based approach to leverage existing back office and billing operations. This will allow us to move efficiently into new markets, generate higher margins and provide high quality customer service. Our CLEC had more than 2,300 access lines as of April 30, 1999.

     We believe that long distance service is an essential product for a full-service telecommunications company. We began offering long distance services to our ILEC customers in 1992 and now provide that service to nearly 73,000 access lines. Our ability to offer a complete local and long distance package, controlled by us, is a key element of our business strategy, both in our CLEC markets and in our ILEC service area.

     We offer a broad array of Internet and data services to our ILEC and CLEC business and residential customers. These services include dial-up and high speed Internet access, Web hosting, Web design and electronic commerce applications. We significantly expanded this business through our strategic acquisition in May 1998 of Vnet, a business-oriented Charlotte-based Internet service provider. We intend to offer high speed Internet access service using digital subscriber line ("DSL") technology in the third quarter of 1999. We have expanded our Internet and data services market beyond our current ILEC and CLEC markets to capitalize on the increased demand for these services and to create future growth opportunities for our CLEC. As of April 30, 1999, we had approximately 13,000 Internet and data customers.

     We also offer our own branded digital wireless products and services through a resale arrangement in partnership with BellSouth Carolinas PCS Limited Partnership (the "DCS Partnership"). The DCS Partnership offers service throughout most of North Carolina and South Carolina and is one of the largest regional digital wireless networks in the Southeast. Roaming agreements with other wireless carriers enable our customers to utilize their digital wireless services throughout the United States and in a number of foreign countries.

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

     In addition to the products and services we offer, we have made several investments in telecommunications companies, which provide us with exposure to new technologies, foster strategic business partnerships and generate attractive investment returns. We are actively involved in a number of strategic investments, including Palmetto MobileNet, L.P., Maxcom Telecomunicaciones, S.A. de C.V., Wireless One of North Carolina, LLC and the DCS Partnership. We are also passive investors in several telecommunication-oriented companies, including ITC-DeltaCom, Inc. (Nasdaq: "ITCD"), ITC Holding Company, Inc. and Illuminet Holdings, Inc. We will continue to make investments that help us achieve our strategic business objectives.

                               BUSINESS STRATEGY

     Our primary business objective is to maximize stockholder value by:

     - growing and enhancing our position as the primary provider of integrated telecommunications services in our traditional ILEC service area,

     - leveraging our knowledge and expertise to move into new markets,

     - capitalizing on the increasing demand for data services as Internet traffic increases, and

     - continuing to make strategic acquisitions and investments.

     We intend to achieve this objective by:

     Leveraging Our Experienced Management Team. Our senior management team averages 20 years of experience in the telecommunications industry. Under the leadership of this team, our revenues have grown from $55.1 million in 1994 to $91.7 million in 1998, and our net income has grown from $8.3 million in 1994 to $13.4 million in 1998. During this period, we have evolved from a regulated utility to a growing provider of integrated telecommunications services.

     Maximizing Our ILEC Business. We have developed a comprehensive package of telecommunications products and services to meet the diverse telecommunications needs of our residential and business customers. Our goal is to provide our customers with one-stop-shopping by offering a wide array of services on a single bill. We also cross-sell multiple products and services to create long-term relationships with our customers. We have made capital expenditures of more than $70 million over the past three years to create a strong service platform capable of handling the sophisticated requirements of our customers.

     Expanding into New Markets. We recently launched our CLEC operations by expanding into markets adjacent to our ILEC market. We intend to focus on secondary markets (less than 100,000 in population size) along the I-85 corridor between Raleigh/Durham, North Carolina, and Greenville/ Spartanburg, South Carolina. We seek to achieve an early mover advantage in these markets, which we believe will allow us to achieve significant market share. Our focus on markets adjacent to our ILEC market enables us to maximize operating efficiencies, existing infrastructure, brand name recognition and local market knowledge.

     Targeting Profitable Customers with Integrated Service Needs. As we move into new markets, we initially focus on small- to medium-size businesses with up to 75 access lines and utilize the experience we have gained serving similar customers in our ILEC operation. We believe these businesses represent one of the largest and fastest growing business segments in North Carolina and South Carolina. We also believe that the sophisticated communications needs of these customers are under-served by other telecommunications providers. We seek to capture new customers on a capital efficient basis by developing relationships with multi-tenant property owners to become the "preferred provider" of telecommunications services to tenants. In doing so, we build and own telecommunications facilities on the premises and give the property owner incentives to promote us as the primary provider of telecommunications services on the property.

     Capitalizing on the Increasing Demand for Internet and Data Services. We are well-positioned to capitalize on the rapid growth of the Internet and data services industry. The domestic data services market is projected to grow at a compound annual rate of 26.5% over the next five years, from $21.2 billion in 1998 to $68.7 billion in 2003. We plan to aggressively pursue Internet and data services by

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

deploying DSL products in the third quarter of 1999, targeting both residential and business customers in our ILEC and CLEC territories. DSL technology uses existing copper telephone wiring to deliver high speed Internet and data services by encoding the information in a digital format. We believe there is significant unmet demand for these services in our target markets.

     Pursuing Strategic Acquisitions and Investments. We have made and will continue to pursue strategic acquisitions of and investments in telecommunications businesses that provide us with access to new markets, additional experience, services or products. We believe our investments in Vnet, the DCS Partnership, Palmetto MobileNet and Maxcom demonstrate our ability to make successful strategic investments in telecommunications companies. We intend to capitalize upon these experiences to enter into similar acquisitions, joint ventures and strategic investments as opportunities arise.

                             ---------------------

     CT Communications, Inc. is a holding company incorporated under the laws of the State of North Carolina. References in this prospectus to "we," "our," "us" or "CT Communications" include CT Communications, Inc. and its subsidiaries. Our principal executive offices are located at 68 Cabarrus Avenue, East, Concord, North Carolina 28025, and our telephone number is (704) 722-2500.

                                  THE OFFERING

Common stock offered by selling
stockholders............................    1,100,000 shares

Common stock outstanding as of June 23,
1999....................................    9,354,351 shares

Use of Proceeds.........................    We will not receive any proceeds
                                            from the sale of shares of common
                                            stock by the selling stockholders.

Nasdaq Symbol...........................    "CTCI"

     Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 165,000 shares of common stock that the underwriters have the option to purchase solely to cover over-allotments. The number of shares of common stock outstanding does not include shares reserved for issuance upon the exercise of options, awards under our employee and director benefit plans and under our stockholders' rights plan.

                                  RISK FACTORS

     You should carefully consider the matters discussed under "Risk Factors" beginning on page 9, prior to investing in the shares.

                      SUMMARY FINANCIAL AND OPERATING DATA

     We present below summary historical consolidated financial and operating data. We derived the data as of and for each of the years ended December 31, 1994 through December 31, 1998 from our audited consolidated financial statements and related notes. We derived the data as of and for the three months ended March 31, 1999 and 1998 from our unaudited consolidated financial statements, which in our opinion include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial condition and results of operations. These results, however, may not be indicative of future results. This data should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 1998, 1997 and 1996 and our unaudited consolidated financial statements and related notes for the three-month periods ended March 31, 1999 and 1998 included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 17 of this prospectus.

                                     THREE MONTHS ENDED
                                          MARCH 31,                      YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1999       1998       1998     1997(2)      1996       1995       1994
                                     --------   --------   --------   --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND ACCESS LINE DATA)
INCOME STATEMENT DATA(1):
  Operating revenues...............  $ 25,332   $ 21,015   $ 91,725   $ 78,483   $ 67,054   $ 60,417   $ 55,130
  Operating expenses...............    20,093     15,457     70,272     58,390     51,350     43,201     43,760
                                     --------   --------   --------   --------   --------   --------   --------
    Operating income...............     5,239      5,558     21,453     20,093     15,704     17,216     11,370
  Other income (expense)...........     1,222       (191)       856      1,646      1,341      2,561      1,664
  Income taxes.....................     2,591      2,230      8,927      7,898      6,584      6,760      4,690
                                     --------   --------   --------   --------   --------   --------   --------
  Net income.......................     3,870      3,137     13,382     13,841     10,461     13,017      8,344
  Dividends on preferred stock.....         7          7         28         73         92         93         94
                                     --------   --------   --------   --------   --------   --------   --------
  Earnings for common stock........  $  3,863   $  3,130   $ 13,354   $ 13,768   $ 10,369   $ 12,924   $  8,250
                                     ========   ========   ========   ========   ========   ========   ========
DILUTED PER SHARE DATA(3):
  Weighted average common shares
    outstanding....................     9,391      9,144      9,277      9,111      9,078      8,990      8,983
  Earnings per common share........  $    .41   $    .34   $   1.44   $   1.51   $   1.14   $   1.44   $    .92
  Dividends per common share.......       .13        .12        .48        .47        .46        .45        .44
BALANCE SHEET DATA (END OF PERIOD):
  Total assets.....................  $198,851   $163,391   $183,634   $147,339   $115,064   $107,765   $ 99,887
  Long-term debt...................    20,000     12,239     20,000     11,239      2,014      4,074      4,714
  Redeemable preferred stock.......       125        138        125        138        150        163        175
  Total stockholders' equity.......   132,765    107,108    119,583     96,968     81,656     76,273     66,151
OPERATING DATA (END OF PERIOD):
  Installed access lines:
    ILEC...........................   110,993    104,561    109,147    102,573     96,547     91,602     87,674
    CLEC...........................     2,121         26      1,562         --         --         --         --
                                     --------   --------   --------   --------   --------   --------   --------
         Total.....................   113,114    104,587    110,709    102,573     96,547     91,602     87,674
                                     ========   ========   ========   ========   ========   ========   ========
  EBITDA (4).......................  $  8,869   $  8,244   $ 34,294   $ 29,705   $ 25,809   $ 29,184   $ 25,796
  Capital expenditures, net........     4,461      6,071     24,789     21,574     24,119     16,129     12,236

---------------------

(1) Beginning in 1996, we recategorized access and settlement charges from an offsetting revenue account to an expense item. We also changed the amounts reported in our 1995 and 1994 income statements to reflect this change. This change has no effect on historical net income.
(2) Other income in 1997 included an extraordinary item of $2.239 million, net of income taxes of $1.493 million (or $.25 per share), because of the discontinuance of SFAS No. 71.
(3) Share data is based on the weighted average number of shares outstanding after giving retroactive effect to a 1-for-4 stock dividend effective on September 1, 1994, a 2-for-1 stock dividend effective on May 3, 1996, a 1-for-2 stock dividend effective on August 1, 1997, and a reclassification effective on January 28, 1999. Dividends declared have been restated to give retroactive effect to these events.
(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with generally accepted accounting principles and may not be comparable with other similarly titled measures of other companies.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this prospectus, you should consider the following risk factors carefully before you invest in the shares of common stock. Various statements contained in the following section constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. For additional information regarding forward-looking statements, please read the "Cautionary Note Regarding Forward-Looking Statements" section beginning on page 14.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO MANAGE OUR EXPANSION.

     Our ability to continue to expand and develop our business will depend on whether we can successfully do the following in a timely manner, at reasonable costs and on satisfactory terms and conditions:

     - acquire necessary equipment, software, and facilities, and integrate them into our systems,
     - evaluate markets,
     - monitor operations,
     - control costs,
     - maintain effective quality controls,
     - hire and train qualified personnel,
     - expand internal management,
     - enhance operating and accounting systems, and
     - obtain any required government authorizations.

     We are making significant operating and capital investments and will have to address numerous operating challenges. We are currently developing new processes and operating support systems. We will need to continue developing new marketing initiatives and hiring and training sales people responsible for selling our services. We will also need to continue developing the billing and collection systems necessary to integrate these services. We cannot assure you that we can design, install, and implement these products and systems in a timely manner to permit us to offer our new services as planned.

     In order to establish new operations, we may be required to spend considerable amounts of capital before we generate related revenue. If these services fail to be profitable or if we fail in any of these respects, this failure may have a material adverse effect on our business and the price of our common stock.

OUR SUCCESS DEPENDS UPON OUR ABILITY TO ATTRACT AND RETAIN KEY PERSONNEL.

     The efforts of a small number of key management and operating personnel will largely determine our success. Our success also depends in part upon our ability to hire and retain highly skilled and qualified operating, marketing, sales, financial and technical personnel. The competition for qualified personnel in the telecommunications services industry is intense and, accordingly, we cannot assure you that we will be able to hire or retain necessary personnel. If we lose the services of key personnel or if we are unable to attract additional qualified personnel, our business and the price of our common stock could be materially and adversely affected.

WE EXPECT TO CONTINUE TO FACE COMPETITION IN THE TELECOMMUNICATIONS INDUSTRY.

     We operate in an increasingly competitive environment. Our current competitors include:

     - incumbent local exchange carriers,
     - competitive local exchange carriers,
     - interexchange carriers,
     - Internet service providers,
     - wireless telecommunications providers,
     - cable television companies,

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

     - local and regional system integrators, and
     - resellers of telecommunications services and enhanced services providers.

     The trend toward business combinations and strategic alliances within the telecommunications industry could further increase competition. In addition, the development of new technologies could increase competition. One of the primary purposes of the Telecommunications Act, enacted February 8, 1996, is to promote competition, particularly in the local telephone market. Since the enactment of the Telecommunications Act, several telecommunications companies have indicated their intention to aggressively expand their ability to compete in many segments of the telecommunications industry, including segments in which we participate and expect to participate. This expansion, should it occur, may result in more participants than can ultimately be successful in a given market.

     We expect that increased competition will result in more competitive pricing. Some of the companies with whom we compete are, or are affiliated with, major telecommunications companies. Companies that have the resources to sustain losses for some time have an advantage over those companies without access to these resources. We cannot assure you that we will be able to achieve or maintain adequate market share or revenue or compete effectively in any of our markets. Any of these factors could materially adversely affect our business and the price of our common stock.

WE MUST SECURE UNBUNDLED NETWORK ELEMENTS.

     In connection with our CLEC operations, we interconnect with and use incumbent telephone companies' networks to access our customers. Accordingly, we depend upon the technology and capabilities of incumbent telephone companies to meet the telecommunications needs of our CLEC customers and to maintain our service standards. Our CLEC operations depend significantly on the quality and availability of the incumbent telephone companies' copper lines and the incumbent telephone companies' maintenance of these lines. We must also maintain efficient procedures for ordering, provisioning, maintaining and repairing lines from the incumbent telephone companies. We may not be able to obtain the copper lines and services we require from the incumbent telephone companies at satisfactory quality levels, rates, terms and conditions. Our inability to do so could delay the expansion of our CLEC networks and degrade the quality of our services to our CLEC customers. If these events occur, we may experience a material adverse effect on our CLEC business and the price of our common stock.

     In the third quarter of 1999, we expect to begin marketing and selling our DSL product. To provide unbundled DSL-capable lines that connect each end-user to our equipment, we will rely on incumbent telephone companies. The Telecommunications Act generally requires that charges for these unbundled network elements be cost-based and nondiscriminatory. Charges for DSL-capable lines and other unbundled network elements may vary based on rates proposed by incumbent telephone companies and approved by state regulatory commissions. Increases in these rates could result in a material adverse effect on our CLEC business and the price of our common stock.

WE ARE DEPENDENT ON OUR OPERATING SUPPORT SYSTEMS.

     Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, bill customers, process customer orders and achieve operating efficiencies. Billing and information systems have historically been produced by outside vendors. These systems have generally met our needs. As we continue providing more services, we will need more sophisticated billing and information systems. Our failure, or the failure of vendors, to adequately identify all of our information and processing needs or to upgrade systems as necessary could have a material adverse effect on our business and the price of our common stock. See also "-- Our operations could be adversely affected by data processing failures after December 31, 1999."

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

WE MUST ADAPT TO RAPID TECHNOLOGICAL CHANGE.

     The telecommunications industry is subject to rapid and significant changes in technology, and we rely on third parties for the development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. Our failure to obtain access to this new technology could have a material adverse effect on our business and the price of our common stock.

WE ARE SUBJECT TO A COMPLEX AND UNCERTAIN REGULATORY ENVIRONMENT.

     The telecommunications industry is regulated by the FCC, state regulatory commissions and municipalities. Federal and state regulations and regulatory trends in the direction of reduced regulation have had, and are likely to have, both positive and negative effects on us and our ability to compete. Federal or state regulatory changes and any resulting increase in competition may have a material adverse effect on our businesses and on the price of our common stock. For more information, please refer to the "Business -- Legislative and Regulatory Developments" section in this prospectus.

WE ARE DEPENDENT ON INTERCONNECTION AGREEMENTS, PERMITS AND RIGHTS-OF-WAY.

     Our success will depend, in part, on our ability to implement existing interconnection agreements and enter into and implement new interconnection agreements as we expand into new markets. Interconnection agreements are subject to negotiation and interpretation by the parties to the agreements and are subject to state regulatory commission, FCC and judicial oversight. We cannot assure you that we will be able to enter into interconnection agreements in a timely manner on terms favorable to us. We must also maintain existing and obtain new local permits, including rights to utilize underground conduit and pole space and other rights-of-way. We cannot assure you that we will be able to maintain our existing permits and rights or to obtain and maintain other permits and rights needed to implement our business plan on acceptable terms. Cancellation or non-renewal of our interconnection agreements, permits, rights-of-way or other arrangements could materially adversely affect our business and the price of our common stock. In addition, the failure to enter into and maintain any required arrangements for a new market may affect our ability to develop that market.

THE SUCCESS OF OUR INTERNET AND DATA SERVICES BUSINESS DEPENDS ON MAINTAINING "PEERING" AND OTHER ARRANGEMENTS.

     The profitability of our Internet and data services, such as Internet access, may be adversely affected if we are unable to maintain "peering" arrangements with Internet service providers on favorable terms. In the past, major Internet service providers routinely exchanged traffic with other Internet service providers that met technical criteria on a "peering" basis. This means that each Internet service provider accepted traffic routed to Internet addresses on their system from their "peers" on a reciprocal basis, without payment of compensation. Recently, Internet service providers have been restricting the use of peering arrangements with other providers and have been imposing charges for accepting traffic from providers other than their "peers." Although we currently have peering arrangements with national Internet backbone providers, we cannot assure you that we will be able to maintain "peer" status with these providers, or that we will be able to terminate traffic on their networks at favorable prices. A failure to maintain adequate and favorable "peering" arrangements may have a material adverse effect on our Internet business and the price of our common stock.

OUR LONG DISTANCE SERVICES ARE AFFECTED BY OUR ABILITY TO ESTABLISH EFFECTIVE TERMINATION AGREEMENTS.

     We offer long distance services as part of the integrated package of telecommunications services that we provide our customers. We have relied and will continue to rely on other carriers to provide transport and termination services for portions of our long distance traffic. These agreements typically provide for the termination of long distance services on a per-minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transport capacity, as well as estimates of the calling patterns and traffic levels of our future customers. If we fail to meet our minimum volume commitments, we may be obligated to pay underutilization charges. If we underestimate our need for transport capacity, we may be required to obtain capacity through more expensive means. These failures may result in a material adverse effect on our business and the price of our common stock.

THE MARKET PRICE OF OUR COMMON STOCK HAS BEEN AND MAY BE VOLATILE.

     Our common stock has traded on the Nasdaq National Market only since January 29, 1999. Since that time, the trading market for our common stock has been characterized by limited liquidity, low volume and price volatility. After the offering, we anticipate greater liquidity in the trading market for our stock. However, we cannot assure you that an active trading market for our common stock will develop after the offering or that the price of the common stock will not decline below the public offering price on the cover of this prospectus. Current stockholders may take advantage of this increased liquidity and sell large amounts of our common stock. If stockholders sell large amounts of our common stock in the public market after this offering, the market price of our common stock could decline.

     In addition, the following factors, among others, may cause the price of our common stock to fluctuate:

     - new legislation or regulation,
     - variations in our revenue, net income and cash flows,
     - the difference between our actual results and the results expected by investors and analysts,
     - announcements of new service offerings, marketing plans or price reductions by us or our competitors,
     - technological innovations, and
     - mergers, acquisitions or strategic alliances.

     In addition, stock markets recently have experienced significant price and volume fluctuations that have affected growth companies such as telecommunications companies. The fluctuations in the market prices of the stocks of many companies have not been directly related to the operating performance of those companies. These market fluctuations may materially adversely affect the price of our common stock.

OUR ACQUISITIONS, JOINT VENTURES AND STRATEGIC ALLIANCES MAY NOT BE SUCCESSFUL.

     We may acquire other companies as a means of expanding into new markets, developing new services or supplementing existing businesses. We cannot predict whether or when any acquisitions may occur or the likelihood of a material transaction being completed on favorable terms. These types of transactions involve risks, including:

     - difficulties assimilating acquired operations and personnel,
     - disruptions of our ongoing businesses,
     - diversion of resources and management time,
     - the possibility that uniform management and operating systems and procedures may not be maintained,
     - increased regulatory burdens,
     - new markets in which we may have limited or no experience, and
     - possible impairment of relationships with employees or customers.

     Also, we cannot assure you that we could obtain financing for an acquisition on satisfactory terms or that the acquired business would perform as expected.

     We have formed and may in the future form various strategic alliances, joint ventures and other similar arrangements. The other parties to these existing or future arrangements, however, may at times have economic, business or legal interests or goals that are inconsistent with our goals or those of the strategic alliance, joint venture or similar arrangement. In addition, a joint venture partner may be unable to meet its economic or other obligations to the venture. A disagreement with our strategic allies or joint venture partners over certain business actions or the failure of a partner to meet its obligations to the venture could adversely affect our business and the price of our common stock.

OUR OPERATIONS COULD BE ADVERSELY AFFECTED BY DATA PROCESSING FAILURES AFTER DECEMBER 31, 1999.

     Many computer systems, software applications and other electronics currently in use worldwide are programmed to accept only two digits in the portion of the date field which designates the year. If these systems and products are not modified or replaced, many will fail or create erroneous results and may cause other related systems to fail. Our failure to correct a material Year 2000 problem could result in an interruption in or failure of certain of our normal business operations or activities.

     Year 2000 compliance issues are of particular importance to us since our operations rely heavily upon computer systems, software applications and other electronics which contain date-sensitive embedded technology. These technologies are standard purchased systems and may or may not have been customized for our particular application. We rely heavily upon various vendors and suppliers that are themselves very reliant on computer systems, software applications and other electronics which contain date-sensitive embedded technology. We also rely heavily on other telecommunications providers for facilities and technical capabilities and to originate and terminate calls onto our network.

     Although we believe that, through execution and satisfactory completion of our Year 2000 compliance strategy, our computer systems, software applications and electronics will be Year 2000 compliant, we cannot assure you until the Year 2000 occurs that all systems and all related technology when running jointly will function adequately. Additionally, we cannot assure you that the assumptions we made within our Year 2000 compliance strategy will prove to be correct, that the strategy will succeed or that the remedial actions being taken will be completed by the time necessary to avoid system or component failures. In addition, disruptions in the computer systems of vendors, customers, or interconnecting carriers, which are outside of our control, could impair our ability to obtain necessary products or services to sell to our customers. Any of these disruptions, as well as the cost of avoiding them, could have a material adverse effect on our businesses and the price of our common stock.

ANTI-TAKEOVER PROVISIONS MAY LIMIT THE ABILITY OF STOCKHOLDERS TO EFFECT A CHANGE IN CONTROL OF CT COMMUNICATIONS.

     Our articles of incorporation contain provisions for staggered terms of directors, removal of directors for cause only, supermajority voting for certain business combinations and the availability of authorized but unissued shares of common stock. Also, we have adopted a stockholders' rights plan in which each stockholder is entitled to purchase additional shares of common stock at a specified purchase price upon the occurrence of certain events related to a potential change in our control. These provisions may have the effect of deterring transactions involving a change in our control or management, including transactions in which stockholders might receive a premium for their shares.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference into this prospectus contain certain "forward-looking statements," as defined in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on the beliefs of our management, as well as assumptions made by, and information currently available to, our management. We have based these forward-looking statements on our current expectations and projections about future events and trends affecting the financial condition of our business. These forward-looking statements are subject to risks, uncertainties and assumptions about us, including, among other things:

     - changes in industry conditions created by the Telecommunications Act and related state and federal legislation and regulations,
     - recovery of the substantial costs which will result from the implementation of our new businesses,
     - retention of our existing customer base and our ability to attract new customers,
     - rapid changes in technology,
     - actions of our competitors, and
     - implementation of our Year 2000 plan.

     These forward-looking statements are principally contained in the following sections of the prospectus:

     - Summary,
     - Risk Factors,
     - Management's Discussion and Analysis of Financial Condition and Results of Operations, and
     - Business

     In addition, in those and other portions of this prospectus, the words and phrases such as "expects, "estimates," "intends," "plans," "believes," "projection," "will continue" and "is anticipated" are intended to identify forward-looking statements.

     These forward-looking statements may differ materially from actual results because they involve estimates, assumptions and uncertainties. In making these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. All forward-looking statements should be viewed with caution.

                                USE OF PROCEEDS

     The selling stockholders will receive all of the proceeds from this sale, including proceeds from any shares sold upon any exercise of the over-allotment option. We will not receive any proceeds.

                          PRICE RANGE OF COMMON STOCK

     Before January 29, 1999, both the voting common stock and the class B nonvoting common stock traded mostly in local transactions without an established public trading market, although a Charlotte-based brokerage firm made a market when shares of the class B nonvoting common stock were offered for sale. During 1998, the last reported sale prices for the class B nonvoting common stock ranged from $31.50 to $50.00 per share, as adjusted to reflect the reclassification of our common stock.

     The following table shows the high and low last reported sale prices per share of our common stock as reported on the Nasdaq National Market for the periods indicated.

                                                               HIGH        LOW
                                                              ------      ------
First quarter ended March 31, 1999..........................  $63.25      $38.75
Second quarter ending June 30, 1999
  (through June 23, 1999)...................................  $44.50      $37.00

     On June 23, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $43.75 per share. On June 23, 1999, there were 1,766 holders of record of our common stock. This number does not include beneficial owners of common stock whose shares are held in the name of various dealers, depositories, banks, brokers or other fiduciaries.

                                DIVIDEND POLICY

     We paid the following cash dividends per share during the past two calendar years and the first quarter of 1999, adjusted to reflect the 1-for-2 stock dividend in August 1997 and the reclassification of our common stock in January 1999:

                                                              DIVIDEND
                                                              --------
Year Ended December 31, 1997
  First Quarter.............................................    $.11
  Second Quarter............................................     .12
  Third Quarter.............................................     .12
  Fourth Quarter............................................     .12
Year Ended December 31, 1998
  First Quarter.............................................    $.12
  Second Quarter............................................     .12
  Third Quarter.............................................     .12
  Fourth Quarter............................................     .12
Year Ended December 31, 1999
  First Quarter.............................................    $.13
  Second Quarter............................................     .13

     We have paid cash dividends on our common stock for more than 25 years. We expect to continue to pay cash dividends, as we deem appropriate, in per share amounts comparable to our prior cash dividends. However, dividends will be paid only as and when declared by our board of directors, in its sole discretion, based on our financial condition, results of operations, market conditions and such other factors as it may deem appropriate. We cannot assure you that we will continue to pay dividends in comparable amounts, or at all.

     Under the terms of a credit agreement, the amount of cash dividends payable on our common stock in any fiscal year may not exceed 100% of our consolidated net earnings for the immediately preceding fiscal year and may not have a material adverse effect on our properties, business, prospects, operations or condition (financial or otherwise). In addition, we may not pay dividends on our common stock if any dividends on our preferred stock are in arrears. These provisions are not expected to have a material effect on our current dividend policy.

                     SELECTED FINANCIAL AND OPERATING DATA

     The following table sets forth our selected historical consolidated financial and operating data. We derived the data as of and for the years ended December 31, 1998, 1997, 1996, 1995 and 1994 from our audited consolidated financial statements and related notes. We derived the data as of and for the three months ended March 31, 1999 and 1998 from our unaudited consolidated financial statements, which in our opinion include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of our financial condition and results of operations. These results, however, may not be indicative of future results. This data should be read in conjunction with our audited consolidated financial statements and related notes for the years ended December 31, 1998, 1997 and 1996 and our unaudited consolidated financial statements and related notes for the three-month periods ended March 31, 1999 and 1998 included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations," beginning on page 17 of this prospectus.

                                        THREE MONTHS
                                       ENDED MARCH 31,                   YEARS ENDED DECEMBER 31,
                                     -------------------   ----------------------------------------------------
                                       1999       1998       1998     1997(2)      1996       1995       1994
                                     --------   --------   --------   --------   --------   --------   --------
                                               (IN THOUSANDS, EXCEPT PER SHARE AND ACCESS LINE DATA)
INCOME STATEMENT DATA(1):
  Operating revenues...............  $ 25,332   $ 21,015   $ 91,725   $ 78,483   $ 67,054   $ 60,417   $ 55,130
  Operating expenses...............    20,093     15,457     70,272     58,390     51,350     43,201     43,760
                                     --------   --------   --------   --------   --------   --------   --------
    Operating income...............     5,239      5,558     21,453     20,093     15,704     17,216     11,370
  Other income (expense)...........     1,222       (191)       856      1,646      1,341      2,561      1,664
  Income taxes.....................     2,591      2,230      8,927      7,898      6,584      6,760      4,690
                                     --------   --------   --------   --------   --------   --------   --------
  Net income.......................     3,870      3,137     13,382     13,841     10,461     13,017      8,344
  Dividends on preferred stock.....         7          7         28         73         92         93         94
                                     --------   --------   --------   --------   --------   --------   --------
  Earnings for common stock........  $  3,863   $  3,130   $ 13,354   $ 13,768   $ 10,369   $ 12,924   $  8,250
                                     ========   ========   ========   ========   ========   ========   ========
DILUTED PER SHARE DATA(3):
  Weighted average common shares
    outstanding....................     9,391      9,144      9,277      9,111      9,078      8,990      8,983
  Earnings per common share........  $    .41   $    .34   $   1.44   $   1.51   $   1.14   $   1.44   $    .92
  Dividends per common share.......       .13        .12        .48        .47        .46        .45        .44
BALANCE SHEET DATA (END OF PERIOD):
  Total assets.....................  $198,851   $163,391   $183,634   $147,339   $115,064   $107,765   $ 99,887
  Long-term debt...................    20,000     12,239     20,000     11,239      2,014      4,074      4,714
  Redeemable preferred stock.......       125        138        125        138        150        163        175
  Total stockholders' equity.......   132,765    107,108    119,583     96,968     81,656     76,273     66,151
OPERATING DATA (END OF PERIOD):
  Installed access lines:
    ILEC...........................   110,993    104,561    109,147    102,573     96,547     91,602     87,674
    CLEC...........................     2,121         26      1,562         --         --         --         --
                                     --------   --------   --------   --------   --------   --------   --------
         Total.....................   113,114    104,587    110,709    102,573     96,547     91,602     87,674
                                     ========   ========   ========   ========   ========   ========   ========
  EBITDA (4).......................  $  8,869   $  8,244   $ 34,294   $ 29,705   $ 25,809   $ 29,184   $ 25,796
  Capital expenditures, net........     4,461      6,071     24,789     21,574     24,119     16,129     12,236

---------------------

(1) Beginning in 1996, we recategorized access and settlement charges from an offsetting revenue account to an expense item. We also changed the amounts reported in our 1995 and 1994 income statements to reflect this change. This change has no effect on historical net income.
(2) Other income in 1997 included an extraordinary item of $2.239 million, net of income taxes of $1.493 million (or $.25 per share), because of the discontinuance of SFAS No. 71.
(3) Share data is based on the weighted average number of shares outstanding after giving retroactive effect to a 1-for-4 stock dividend effective on September 1, 1994, a 2-for-1 stock dividend effective on May 3, 1996, a 1-for-2 stock dividend effective on August 1, 1997, and a reclassification effective on January 28, 1999. Dividends declared have been restated to give retroactive effect to these events.
(4) EBITDA represents earnings before interest, income taxes, depreciation and amortization. EBITDA is commonly used in the telecommunications industry to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period and should not be considered as an alternative to cash flows from operating, investing or financing activities as determined in accordance with generally accepted accounting principles and may not be comparable with other similarly titled measures of other companies.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes and the selected financial and operating data included elsewhere in this prospectus.

OVERVIEW

     We are a growing provider of telecommunications services to residential and business customers located primarily in North Carolina and South Carolina. We offer an integrated package of telecommunications services consisting of local and long distance telephone services, Internet and data services, and digital wireless products and services.

     We have worked to expand our ILEC business in recent years by adding telecommunications services to our integrated service packages, emphasizing customer service and taking advantage of the strong demographic growth in our service area. Another key component to our business strategy is to grow our CLEC, Internet and data services, and digital wireless businesses. We significantly expanded our Internet and data services in May 1998 through our acquisition of Vnet.

     We devoted substantial effort in 1997 and 1998 to developing business plans, enhancing our management team and board of directors, and designing and developing our business support and operating systems. Development of these areas has required significant investment of capital and start-up expenses. We believe that we are now well positioned to capitalize on these recent investments to achieve our strategic objectives.

     Our primary focus now is to maximize our ILEC business in our current markets by cross-selling integrated products and packages and expand into new markets through our CLEC, Internet and data services, and digital wireless businesses. We will also consider opportunities for strategic acquisitions and investments as opportunities arise.

     In early 1999, we changed our internal financial reporting to better manage our business segments. Beginning with the three months ended March 31, 1999, we began reporting our business in four specific segments. Selected data by business segment, excluding intersegment revenue and expense, was as follows for the three months ended March 31, 1999 and 1998 and the years ended December 31, 1998, 1997 and 1996:

                                                   THREE MONTHS ENDED
                                                        MARCH 31,         YEARS ENDED DECEMBER 31,
                                                   -------------------   ---------------------------
                                                     1999       1998      1998      1997      1996
                                                   --------   --------   -------   -------   -------
                                                                    (IN THOUSANDS)
OPERATING REVENUES:
  ILEC...........................................  $18,804    $16,958    $70,647   $64,417   $57,982
  CLEC/Long distance services....................    4,043      3,182     13,884    11,881     8,584
  Internet and data services.....................    1,307        249      3,369       580       192
  Digital wireless services......................    1,066        533      3,151     1,605       296
  Other..........................................      112         93        674        --        --
                                                   -------    -------    -------   -------   -------
     Consolidated operating revenues.............  $25,332    $21,015    $91,725   $78,483   $67,054
                                                   =======    =======    =======   =======   =======
EBITDA:
  ILEC...........................................  $ 8,572    $ 7,616    $32,188   $28,314   $25,343
  CLEC/Long distance services....................      659      1,045      2,719     4,725     1,472
  Internet and data services.....................       72        (41)       462       (61)       96
  Digital wireless services......................     (394)      (346)    (1,045)   (2,139)     (954)
  Other..........................................      (40)       (30)       (30)   (1,134)     (148)
                                                   -------    -------    -------   -------   -------
     Consolidated EBITDA.........................  $ 8,869    $ 8,244    $34,294   $29,705   $25,809
                                                   =======    =======    =======   =======   =======

RESULTS OF OPERATIONS

     THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998

     Operating revenues increased by $4.3 million or 20.5% for the three months ended March 31, 1999 when compared to the same period last year.

     ILEC revenue was $18.8 million, a $1.8 million or 10.9% increase over the same period last year. This increase was mainly due to a $1.7 million increase in local revenue driven by annual access line growth of 6.2% and increased telephone systems sales in the first three months of 1999.

     CLEC and long distances services revenue was $4.0 million, a $0.9 million or 27.1% increase in revenue over the same period last year. Long distance revenue increased $0.3 million over the same period last year due to an increase in the number of customers. Competitive local exchange services were fully launched in the second quarter of 1998 and contributed $0.5 million to revenue in the first three months of 1999.

     Internet and data services contributed $1.3 million to the three months ended March 31, 1999, an increase of $1.1 million over the same period last year. This increase was driven primarily by the acquisition of Vnet, an Internet service provider, in May 1998, coupled with an increase in the number of dial-up customers.

     Digital wireless services contributed $1.1 million to revenue, a $0.5 million or 100.0% increase over the same period last year due to the increased number of customers. At March 31, 1999, we had approximately 7,900 customers, twice the number at March 31, 1998.

     Operating expenses, exclusive of depreciation and amortization, increased $3.7 million or 28.9% for the three months ended March 31, 1999 when compared to the same period last year.

     ILEC expenses were $10.2 million, a $0.9 million or 9.5% increase over the same period last year. This increase was mainly due to the cost of goods sold associated with increased business system sales, higher costs associated with contracted services and higher labor expenses.

     CLEC and long distance services operating expenses were $3.4 million, a $1.2 million or 58.3% increase over the same period last year. This increase reflects additional expenses related to the start-up of the CLEC and higher access expense due to the increase in toll minute volumes. The increase is primarily driven by the resale costs of the competitive lines sold in 1998 coupled with additional labor costs.

     Internet and data services operating expenses were $1.2 million for the three months ended March 31, 1999, an increase of $0.9 million over the same period last year. This increase was driven by the acquisition of Vnet in May 1998 and an increase in the number of customers.

     Digital wireless services operating expenses were $1.5 million, a $0.6 million or 66.1% increase over the same period last year primarily due to the increased number of customers.

     Depreciation expense increased $0.9 million or 35.1% for the three months ended March 31, 1999 compared to the same period last year. This increase reflects an increase in the depreciable assets coupled with the goodwill amortization expense of $0.2 million related to the Vnet acquisition.

     Other income (expense) increased $1.4 million when compared to the same period last year. This increase was primarily due to $1.1 million of pre-tax gains from the sale of ITC-DeltaCom stock and a $0.8 million settlement received related to telephone pole litigation. These gains were offset in part by an increase in interest and other non-recurring expenses.

     Net income increased $0.7 million or 23.4% over the same period last year.

     YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

     Operating revenues increased $13.2 million or 16.9% for the year ended December 31, 1998 compared to 1997. All business segments contributed to the revenue growth.

     ILEC revenue increased $6.2 million or 9.7% compared to 1997. This growth came from increased demand for local service due to the growth of the serving area coupled with revenue increases related to our price regulation plan implemented in September 1997. Over 6,500 new access lines were connected to the network in 1998, bringing the total number of local access lines in our three-county service area to 109,147.

     CLEC and long distance services revenue increased $2.0 million or 16.9% during 1998 compared to 1997. This increase was generated by an increased number of customers and calling volumes, partially offset by reduction of revenue per minute. Our CLEC contributed $0.5 million to revenue in 1998.

     Internet and data services revenue increased $2.8 million primarily due to the May 1998 acquisition of Vnet, which contributed $2.0 million to the total revenue increase.

     Digital wireless services revenue increased $1.5 million or 96.3% due to the addition of more than 3,200 new customers, bringing the total number of digital wireless customers to nearly 6,500.

     Other revenue of $0.7 million consists of the management fee that we received for our operating role in Maxcom.

     Operating expenses, excluding depreciation and amortization, increased $8.7 million or 17.7%.

     ILEC operating expenses increased $2.4 million or 6.5% primarily due to an increase in personnel coupled with an increase in contracted services of $0.7 million due to telephone plant growth.

     CLEC and long distance services operating expenses increased $4.0 million or 56.0% due to the start-up expenses associated with the CLEC operation, which was fully launched in the second quarter of 1998. Additionally, we increased sales and marketing efforts for long distance services.

     Internet and data services operating expenses increased $2.3 million due to the acquisition of Vnet in May 1998. Vnet contributed $1.8 million in expenses in 1998.

     Digital wireless services operating expenses increased $0.5 million due to an increased number of customers, offset in part by lower customer acquisition costs.

     Other operating expenses decreased $0.4 million in 1998. In 1997, we offered an early retirement program to our employees and recorded an additional expense of $1.0 million.

     Depreciation and amortization expense increased $3.2 million or 33.6%. This increase was a result of an increase in the depreciable asset base, a 1997 reduction of $0.7 million due to a reclassification of circuit equipment to longer-lived central office switching equipment and the 1998 goodwill amortization of approximately $0.4 million related to the Vnet acquisition.

     Other income (expense) increased $1.4 million, excluding an extraordinary gain of $2.2 million. This increase was due to a $1.7 million increase in dividend income, interest income and a gain on sale of investment partially offset by increased interest expense. Our share of losses from the DCS Partnership was offset by our earnings from our cellular investment in Palmetto MobileNet.

     Our net income before extraordinary items in 1998 increased $1.8 million or 15.3%. Including the 1997 extraordinary item arising from the discontinuance of SFAS 71, 1998 net income decreased $0.5 million or 3.3%.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     Operating revenues increased $11.4 million or 17.0% for the year ended December 31, 1997 compared to 1996. This increase was mostly due to increases in revenues from the ILEC, long distance services, and digital wireless services.

     ILEC revenue increased $6.4 million or 11.1%. This growth resulted from increased demand for local service. Over 6,000 new access lines were connected to the network in 1997, a 6.2% increase, bringing the total number of local access lines in our three-county service area to over 102,573.

     Long distance services revenue increased $3.3 million or 38.4%. This increase resulted from an increase in the number of customers and calling volume.

     Internet and data services revenue increased $0.4 million due to increased dial-up customers from internal growth and the acquisition of PopNet, an Internet service provider.

     Digital wireless services revenue increased $1.3 million due to new sales generated by the opening of two stores at the end of 1996 and a third store in 1997.

     Operating expenses, excluding depreciation and amortization, increased $7.5 million or 18.3%.

     ILEC operating expenses increased $3.5 million or 10.6% primarily due to an increase in cost of goods sold related to systems sales and growth in customer service operations.

     Long distance services expenses increased by $42,818 due to an increase in the number of customers and calling volume.

     Internet and data services operating expenses increased $0.5 million primarily due to increased dial-up customers from internal growth and the acquisition of PopNet in 1997.

     Digital wireless services operating expenses increased $2.5 million due to new sales generated by the opening of two stores in late 1996 and a third store in 1997.

     Other operating expenses increased $1.0 million in 1997, reflecting the additional expense related to the early retirement program.

     Depreciation expense decreased $0.5 million. This decrease resulted from a reclassification of circuit equipment to longer-lived central office switching equipment. The reduction of depreciation and amortization expense due to the reclassification was $0.7 million. We also recorded additional depreciation of $0.6 million during the same period of the prior year, as authorized by the North Carolina Utilities Commission. Without these factors, this expense would have increased by $0.8 million due to the increased depreciable plant balances.

     Other income (expense) decreased $1.9 million primarily due to our share of the losses from the DCS Partnership. These losses were partially offset by the income related to our cellular investment.

     Our net income before extraordinary items increased $1.1 million or 10.9% compared to 1996. Including the extraordinary item related to the discontinuance of SFAS 71, net income increased $3.4 million or 32.3%.

LIQUIDITY AND CAPITAL RESOURCES

     We had net cash provided by operating activities for the three months ended March 31, 1999 of $6.3 million. Our primary use of cash during this period was for additions to our telephone plant of $4.5 million, purchases of investment securities of $1.8 million, payment of dividends of $1.2 million and investments in the DCS Partnership of $259,000.

     Working capital was $6.3 million on March 31, 1999, compared to $6.0 million at December 31, 1998. Current assets increased by $3.0 million in the three months ended March 31, 1999 primarily due to increases in accounts receivable of $1.6 million from increased revenues and increases in other accounts receivable of $1.7 million from Maxcom. Current liabilities increased $2.7 million in the three months ended March 31, 1999 primarily due to increased income taxes payable of $2.4 million due to timing of tax payments.

     We have significant cash requirements due to growth in our service area, planned improvements to our existing plant and equipment, and our geographic expansion. Capital expenditures for the three months ended March 31, 1999 and December 31, 1998 were $4.5 million and $4.6 million, respectively, for network improvements, including upgrades to the switching platform, and improvements in the outside plant including poles, aerial cable and buried cable. Our capital expenditures in 1999 are expected to be approximately $24.5 million, as follows:

     - $6.5 million to expand and replace certain elements of the ILEC switching platform,

     - $6.1 million for ILEC outside plant and equipment and circuit additions and improvements, including five Nortel remote switching nodes,

     - $4.9 million for network facilities related to the CLEC and long distance services,

     - $3.9 million for various ILEC switching assets and network facilities,

     - $2.2 million for other telecommunications assets, and

     - $0.9 million for additional Internet assets.

     Other anticipated uses of cash in 1999 include additional investments in affiliates. We expect to contribute approximately $1.0 million in 1999 to Wireless One of North Carolina. In connection with our DCS Partnership interest, we paid $1.0 million in 1998 and are committed to pay $565,500 in 1999. If we elect to exercise our right to partition certain territories in the DCS Partnership, the resulting cost is expected to be between $15.0 million and $20.0 million. We expect to fund these costs through additional borrowings under our $60.0 million credit facility.

     We have an unsecured revolving credit facility with a syndicate of banks for $60.0 million, of which $20.0 million was outstanding on March 31, 1999. The interest rate on the credit facility is variable based on LIBOR plus a spread based on our ratio of debt to EBITDA. The interest rate on March 31, 1999 was 5.6%. The credit facility provides for quarterly payments of interest until maturity on December 31, 2000. The credit facility can be renewed for two separate two-year extensions through December 31, 2004. Subject to approval by the North Carolina Utilities Commission, the credit facility will automatically convert to a five-year credit facility maturing on December 31, 2003. We entered into an interest rate swap transaction in March 1999 to fix $10.0 million of the outstanding principal at a rate of 5.9% plus a spread, currently 0.5%. In addition, we established two $5.0 million revolving credit facilities with Rural Telephone Finance Corporation and First Charter National Bank at interest rates not to exceed a specified prime rate plus 1.5% and minus 1.5%, respectively. As of March 31, 1999, there were no amounts outstanding under either of these facilities.

     We believe our existing sources of liquidity, cash provided by operations and credit facilities will satisfy our anticipated working capital and capital expenditure requirements for the foreseeable future.

OTHER EVENTS

     CT Communications Northeast, Inc., a wholly owned subsidiary of CT Communications headquartered in Massachusetts, sold 260,000 shares of ITC-DeltaCom during April 1999 and 150,000 shares during May 1999. These sales of ITC-DeltaCom stock resulted in gains of approximately $10.0 million before taxes. April and May stock sales will be reflected in the second quarter of 1999 financial results.

ACCOUNTING CONSIDERATIONS

     Effective December 31, 1998, we adopted FAS 131, "Disclosures about Segments of an Enterprise and Related Information." Our four reportable segments include: ILEC, CLEC and long distance services, Internet and data services, and digital wireless services. We evaluate performance based on operating profit before other income (expenses) and income taxes. See note 15 to our consolidated financial statements for additional information.

YEAR 2000 CONSIDERATIONS

     Our Year 2000 project is a top corporate priority and has the full support and commitment of our executive management team. In January 1998, we conducted an initial study of our Year 2000 capabilities and made all appropriate employees aware of the Year 2000 issues. A Year 2000 Project Team, with members representing all significant areas of our business operations, was established. We retained DMR Consulting Group to help us coordinate the initial phases of the Year 2000 project. DMR established a project office in our offices and met regularly with members of the Project Team during the first three quarters of 1998 to coordinate overall project needs. DMR completed substantially all of its services for us during the fourth quarter of 1998 and no longer has an office at our offices.

     The Year 2000 Project Team continues to focus on the Year 2000 impact on our telecommunications network, internal information systems and business operations generally. Fourteen individual business unit teams have been established, each having responsibility to address Year 2000 issues within the business units, but with direct reporting to and coordination with the Project Team. The Project Team is putting into place an overall compliance process consisting of four phases: (1)inventory; (2)assessment;
(3)remediation/replacement; and (4)testing.

     The Project Team has completed the inventory and assessment phases of the Year 2000 project. We estimate that as of May 15, 1999, remediation and replacement efforts company-wide were 95% complete and the testing phase is also well underway. We expect to continually test our systems through 1999.

     The Project Team has created a test lab for validating internal information systems, including all management information systems, billing functions and financial systems. We supplement this test data by making similar inquiries to application vendors. We typically purchase third-party software for our major business applications instead of writing our own. Routine upgrades of systems pursuant to maintenance agreements have enhanced our progress on the Year 2000 project.

     A significant aspect of our Year 2000 project focuses on local and long distance service delivery, network access and network interoperability. We identified our critical system and network component suppliers during our inventory and assessment process. We have continuously communicated with these critical suppliers to obtain reliable information regarding their readiness of key system hardware and software components. This information is updated regularly so that the Project Team remains aware of any status changes. In addition, we participate in important telecommunications forums, such as forums sponsored by the United States Telephone Association and the Alliance for Telecommunications Industry Solutions, both of which are devoting significant attention to the Year 2000 problem in the telecommunications industry. Interoperability testing information generated by the Alliance's National Testing Committee, of which we are a member, is an important aspect of our effort to maintain the integrity of our network and our ability to interconnect with other systems. Although we are not independently testing network system hardware and software components for Year 2000 readiness, we believe that reliance on testing information generated by vendors and the National Testing Committee is appropriate.

     Another component of our business is the sale of advanced business systems, such as voice mail systems and private branch exchange switches, as an authorized distributor for several manufacturers. We have communicated with customers who bought advanced business systems from us to distribute Year 2000 readiness information made available by the manufacturers of those systems.

     We believe we have a sound plan in place that anticipates and resolves potential Year 2000 issues in a timely manner. We estimate that our critical business applications, network systems and components will be Year 2000 ready by July 1999, although we plan to continue testing and coordination with other network and system operators throughout 1999.

     We have existing standard contingency plans in place for handling outages and other emergencies. We have retained a consultant to assist us in developing supplemental contingency plans to address any Year 2000 problems that may arise. We expect these supplemental contingency plans to be completed by June 30, 1999.

     In 1998, out-of-pocket expenses for the Year 2000 project were approximately $500,000. We have budgeted an additional $500,000 for completion of the Year 2000 project effort during 1999.

     If we have failed to accurately assess or remedy our Year 2000 issues by the end of 1999, including any failure by third parties on whom we depend, our business could be disrupted resulting in a materially adverse effect on our business and the price of our common stock. A majority of our services rely heavily on technology that could stop operating, or could operate much less efficiently, if affected by the Year 2000 problem. In addition, Year 2000-related problems could lead to potential third-party claims against us, the impact of which cannot be known.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have an unsecured revolving credit facility with a syndicate of banks for $60.0 million, of which $20.0 million was outstanding on March 31, 1999. The interest rate on the credit facility is variable based on LIBOR plus a spread based on our ratio of debt to EBITDA. The interest rate was 5.6% on March 31, 1999. We entered into an interest rate swap transaction to establish a fixed rate of interest on $10.0 million of the outstanding principal at December 31, 1998. The interest rate swap will protect us, to the extent of $10.0 million of outstanding principal amount, against an upward movement in interest rates, but subjects us to above market interest costs if interest rates decline. We believe that reasonably foreseeable movements in interest rates will not have a material adverse effect on our financial condition or operations.

                                    BUSINESS

OVERVIEW

     We are a growing provider of integrated telecommunications services to residential and business customers located primarily in North Carolina and South Carolina. We offer a comprehensive package of telecommunications services, including local and long distance telephone services, Internet and data services, and digital wireless services. The breadth of our product offering gives us the flexibility to provide integrated telecommunications solutions tailored to meet the specific needs of our customers. As part of our growth strategy, we recently began providing integrated telecommunications services to customers outside our traditional ILEC territory. We have a strong senior management team, which has been strengthened in recent years through the hiring of additional experienced telecommunications professionals. Our senior management team has an average of 20 years of experience in the telecommunications industry.

     Our business is built upon the strong foundation provided by Concord Telephone, which has operated as a local telephone company since 1897. Concord Telephone operates as an ILEC in a territory covering approximately 705 square miles in Cabarrus, Stanly and Rowan Counties, North Carolina. This area is located northeast of Charlotte along the Interstate 85 corridor, a major north/south connector between Atlanta, Georgia and Washington, D.C. Our ILEC offers a full range of local telephone, long distance and enhanced services to customers served by more than 110,000 access lines. The total number of our ILEC access lines grew by 6.4% and 6.2% in 1998 and 1997, respectively.

     Our ILEC market is adjacent to Charlotte, one of the fastest growing cities in the United States. Charlotte and its surrounding communities have experienced a 19% increase in population since 1990, making Charlotte the 32nd largest and 10th fastest growing metropolitan area in the United States. In addition, Cabarrus County's population has grown by more than 18% since 1990 and is expected to continue to expand at a rapid pace.

     In 1998, we began to operate as a CLEC in Salisbury, North Carolina and the northern Charlotte markets contiguous to our ILEC service area. We focus our CLEC business on small- to medium-size companies in secondary markets along the I-85 corridor. We believe this focus allows us to grow our business and increase our market share while more intense competition occurs in larger cities and higher density areas. Our CLEC offers services substantially similar to those offered by our ILEC. We provide these services through our own facilities and interconnection agreements with the incumbent local telephone company. We intend to concentrate on a facilities-based approach to leverage existing back office and billing operations, move efficiently into new markets, generate higher margins and provide high quality service. Our CLEC had more than 2,300 access lines in service as of April 30, 1999.

     In addition to local telephone service, we offer long distance telephone service in the same areas served by our ILEC and CLEC. Long distance services are a natural extension of and are complementary to our ILEC and CLEC services, as many of our customers increasingly seek a single provider for their telecommunications needs. Currently, approximately 66% of our ILEC access lines are subscribed to our branded long distance service.

     Internet and data services are an important and growing part of our business. We offer an extensive selection of these services to both ILEC and CLEC business and residential customers. In May 1998, we significantly expanded this business through our strategic acquisition of Vnet, an Internet service provider based in Charlotte. We provide dial-up and high speed dedicated Internet access, Web hosting, Web design and electronic commerce applications. We plan to offer DSL services in the third quarter of this year. In addition, we have expanded our Internet and data services beyond our current ILEC and CLEC markets to capitalize on the increased demand for these services and to create future growth opportunities for our CLEC.

     We also offer our own branded digital wireless services through a resale arrangement with the DCS Partnership. The DCS Partnership offers service throughout most of North Carolina and South Carolina and is one of the largest regional digital wireless networks in the Southeast. Roaming agreements with other wireless carriers enable our customers to utilize their digital wireless services throughout the United States and a number of foreign countries.

     Recent rapid changes in technology and changes in federal and state regulation have provided significant growth opportunities for us and have created new products and lines of business. The Telecommunications Act and related regulations have encouraged companies to move aggressively into these new businesses and into new geographical areas. We have monitored the growth of our markets and changes in the telecommunications industry and have taken advantage of these opportunities. The following table highlights several key initiatives we have taken in recent years.

YEAR                  EVENT
----                  -----
1991                  Began offering cellular services

1992                  Began offering long distance services

1993                  Reorganized into a holding company structure

1996                  Began offering digital wireless services
                      Began offering Internet dial-up services

1997                  Implemented new price regulation plan for our ILEC
                      Became operating partner of Maxcom (a Mexican CLEC)

1998                  Acquired Vnet (a Charlotte-based business-oriented Internet service provider)
                      Established network operations center
                      Implemented new billing and customer care system
                      Began offering CLEC services
                      Merged cellular interests into Palmetto MobileNet

1999                  Continued strategic additions to senior management team and board of directors
                      Simplified capital structure by combining voting and
                        nonvoting common stock
                      Began trading common stock on the Nasdaq National Market
                        under "CTCI"

     We believe these actions indicate our ability to develop and implement strategic initiatives to compete successfully in the changing telecommunications industry. The addition of key management and directors, restructuring as a holding company, reclassifying our common stock, and listing it on the Nasdaq National Market will allow us to effectively manage growth, more efficiently access capital markets and develop new businesses. Our acquisition of Vnet and investment in the DCS Partnership give us the flexibility to offer an integrated package of telecommunications services. The development of our network operations center and new billing and customer care system enhances customer service and provides the infrastructure to support our future growth. We believe these events position us to implement our business strategy and succeed in an increasingly competitive telecommunications industry.

BUSINESS STRATEGY

     Our primary business objective is to maximize stockholder value by:

     - growing and continuing to enhance our position as the primary provider of integrated telecommunications services in our traditional ILEC service area,

     - transferring the knowledge and expertise developed in our traditional ILEC service area into new markets,

     - capitalizing on the increasing demand for data services, as consumers and businesses increasingly communicate and conduct business over the Internet, and

     - continuing to make strategic acquisitions and investments.

     We intend to achieve this objective by:

     Leveraging Our Experienced Management Team. Our senior management team averages 20 years of experience in the telecommunications industry. In addition, we recently hired several key personnel in the areas of Internet and data services, information technology and human resources averaging 16 years of experience in their respective fields. Under the leadership of our senior management team, our revenues have grown from $55.1 million in 1994 to $91.7 million in 1998, and our net income has grown from $8.3 million in 1994 to $13.4 million in 1998. This management team has transformed us from a regulated utility to a provider of integrated telecommunications services in an expanding, competitive market.

     Maximizing Our ILEC Business. We have developed a comprehensive set of telecommunications products and services to meet the telecommunications needs of our residential and business customers in our traditional ILEC service area. We have also developed and recruited professionals focused on providing telecommunications solutions. We strive to be our customers' one-stop-shop by offering a wide array of services on a single bill. We believe that cross-selling multiple products and services will create a strong bond with our customers and minimize customer attrition.

     We have made significant investments in people, processes and systems to improve productivity and service quality in all of our businesses. We have created a strong service platform capable of handling a large volume of transactions and the sophisticated requirements of complex businesses. We invested in a new billing system during 1998 and implemented a comprehensive financial management system in 1997. Our capital expenditures of over $70 million over the past three years demonstrate our commitment to providing a reliable, flexible and robust technology platform.

     In 1997, our ILEC implemented a price regulation plan to replace our traditional rate-base, rate-of-return regulation. This price regulation plan provides us with the opportunity to achieve higher returns on investment by selling additional services and reducing costs through increased productivity. The price regulation plan simplified prices, expanded discounted calling areas and rebalanced rates to more closely reflect service costs. The price regulation plan provides more rational competitive pricing for our services, which reduces competitive cream-skimming opportunities and reduces competitors' incentives to overbuild our network. It also enhances our ability to improve the profitability of all customer segments by cross-selling additional products and services to our customers and by giving customers incentives to buy higher margin products through targeted promotions or bundling higher margin products into service packages.

     Expanding into New Markets. In mid-1998, we launched our CLEC operations by expanding into markets adjacent to our ILEC market, including Salisbury and northern Charlotte. We intend to focus on secondary markets (less than 100,000 in population size) along the I-85 corridor between Raleigh/ Durham, North Carolina, and Greenville/Spartanburg, South Carolina. These markets are very similar to those in our traditional ILEC service area. Our CLEC has the same strategy as our ILEC, with a strong emphasis on maintaining a local presence, becoming the one-stop telecommunications provider, and delivering superior customer service.

     We seek to achieve an early mover advantage in our targeted CLEC markets, which we believe will allow us to achieve significant market share with our target customers. Our decision to initially focus on markets adjacent to our ILEC market maximizes operating efficiencies, existing infrastructure, brand name recognition, and local market knowledge. We have elected to operate on a facilities-based approach -- either purchasing unbundled loops from the ILEC or building distribution facilities based on targeted demand. We will collocate switching or concentration equipment in the target market and backhaul traffic to our Nortel DMS 500 switching center located in Charlotte. We believe that operating as a facilities-based CLEC is crucial to managing service quality and maximizing financial performance.

     Targeting Profitable Customers with Integrated Service Needs. As we move into new markets, we initially focus on small- to medium-size businesses with up to 75 access lines and utilize the experience we have gained serving similar customers in our ILEC operation. We believe these businesses represent one of the largest and fastest growing business segments in North Carolina and South Carolina. We also believe that the sophisticated communications needs of these customers are often ignored or under-served by other telecommunications providers, who tend to focus on larger companies in larger markets.

     In addition, we seek to develop relationships with property owners and managers of multi-tenant properties to become the "preferred provider" of telecommunications services to the tenants. In doing so, we build and own physical telecommunications facilities on the premises and give the property owner or manager incentives to promote our services with its tenants as the primary provider of telecommunications services on the property. This enables us to capture new customers on a capital efficient basis.

     Capitalizing on the Increasing Demand for Internet and Data Services. We are well positioned to participate in the rapid growth of the Internet and data services industry. Analyst forecasts indicate that the volume of data traffic will exceed voice traffic in 1999. The domestic data services market is projected to grow at a compound annual rate of 26.5% over the next five years, from $21.2 billion in 1998 to $68.7 billion in 2003. We intend to capitalize on the trend of businesses to increasingly outsource their critical business applications. We currently offer a number of Internet access products, including dial-up, frame relay, Integrated Services Digital Network ("ISDN") and dedicated connections, and value-added services such as Web design, Web hosting and electronic commerce applications.

     We plan to more aggressively pursue Internet and data services by deploying DSL products in the third quarter of 1999, targeting both residential and business customers in our ILEC and CLEC territories. We believe there is significant unmet demand for these services in secondary markets.

     Pursuing Strategic Acquisitions and Investments. We have made and will continue to pursue strategic acquisitions and investments in other telecommunications businesses to access new markets or acquire additional experience, services and products. We believe our investments in Vnet, the DCS Partnership, Palmetto MobileNet and Maxcom demonstrate our ability to make successful strategic investments in telecommunications companies. We intend to capitalize upon these experiences to enter into similar acquisitions, joint ventures, and strategic investments as opportunities arise.

OPERATIONS

     Through our various businesses, we offer our customers all major telecommunications services -- local dial tone, enhanced services, long distance, Internet and data services, customer premise equipment, operator services, and telephone directory listings and advertising. Using a variety of sales channels, we develop and deliver an integrated package of services tailored to each customer's needs.

     ILEC SERVICES

     We offer integrated telecommunications services to customers served by over 110,000 access lines in Cabarrus, Rowan, and Stanly Counties. Our ILEC network facilities include more than 12,000 fiber miles serving 11 exchanges in a host-remote switch architecture.

     The number of access lines served by our ILEC has increased steadily in recent years. The increase reflects not only the population growth in our service area, fueled by the rapid expansion of the Charlotte metropolitan area, but also our enhanced sales efforts. As our total access lines were growing at record rates, the number of those lines represented by our more profitable business customers also increased as a percentage of total lines. The following table reflects access line growth over the past five years:

                                                        YEARS ENDED DECEMBER 31,
                                              --------------------------------------------
                                               1998      1997      1996     1995     1994
                                              -------   -------   ------   ------   ------
ACCESS LINES:
  Residential...............................   83,612    79,398   75,915   73,104   70,525
  Business..................................   25,535    23,175   20,632   18,498   17,149
                                              -------   -------   ------   ------   ------
     Total ILEC.............................  109,147   102,573   96,547   91,602   87,674
                                              =======   =======   ======   ======   ======
PERCENTAGE GROWTH:
  Residential...............................      5.3%      4.6%     3.8%     3.7%     3.5%
  Business..................................     10.2      12.3     11.5      7.9      8.4
  Total ILEC................................      6.4       6.2      5.4      4.5      4.4

PERCENT OF TOTAL:
  Residential...............................     76.6%     77.4%    78.6%    79.8%    80.4%
  Business..................................     23.4      22.6     21.4     20.2     19.6

     Our ILEC employs a number of sales channels designed to meet the specific needs of our various customer segments. We offer residential customers the opportunity to meet in person with a sales and service representative in one of our four business offices or the convenience of calling into our centralized customer care center. In addition to consulting with the customer on the features, calling plans, and long distance carrier choices, our residential customer service representatives also sell Internet and data services, digital wireless and paging services, and telephone equipment. These service representatives also handle the follow-up sales and billing questions of our residential customers.

     Our business customers are served by a separate group with specialized product and service training relating to the unique requirements of business customers. Business customers with less complex needs have access to a specialized telephone customer care group, which develops optimal solutions and schedules service installations. Major business customers with more complex applications are served by account executives who design the appropriate solution based on an in-depth understanding of the customer's business and its telecommunications needs. Our sales representatives receive a portion of their compensation through financial incentives linked to the level of services they sell individually and the overall sales performance of the group.

     A centralized operations service center coordinates provisioning and maintenance for the ILEC's customers. In addition to receiving maintenance requests, this center dispatches field personnel and monitors the status of all service orders and maintenance requests. We measure the center's performance by a variety of time intervals and our ability to meet customer commitment dates.

     We believe there is a high correlation between service quality and the likelihood that our customers will remain with us when presented with a competitive alternative. We have in place strong customer retention efforts primarily for our larger business customers who are most likely to be targeted by competitive service providers. We have implemented several performance and satisfaction measures in our operations and continue to survey customers monthly to gauge loyalty and satisfaction. We hold all of our employees accountable for service quality, and a portion of their compensation depends upon customer survey results.

     Our core ILEC network is comprised of modern digital switching and fiber optic cable with self-healing SONET ring topology. In 1996, we began conversion to a Nortel DMS 100/200 network switching platform. We continue to upgrade our distribution network by moving fiber and electronics closer to the customer through the use of remote switching units. In addition to lowering maintenance costs, this network strategy provides more flexibility in the provisioning of high speed data access. We have installed sophisticated operating support systems to complement our network. The customer care service center operations are supported by an AS400-based service order, trouble-ticketing, billing and collection system and a Mitel private branch exchange with automated call distribution capabilities. At the heart of our network is a network operations center that identifies problems as they occur and diagnoses potential network problems before customers are impacted.

     Regulation. Our ILEC is subject to extensive regulation by various federal, state, and local governmental bodies. In general, federal laws and regulations have opened our ILEC's local service market to competition, have required us to permit interconnection with its network, and have established our obligations with respect to reciprocal compensation for completion of calls, the resale of telecommunications services, the interconnection of facilities, the provision of nondiscriminatory access to unbundled network elements, number portability, dialing parity and access to poles, ducts, conduits and rights-of-way. The FCC also governs our ILEC's rates for interstate access services. State laws and regulations require us to comply with North Carolina pricing regulations, file periodic reports, pay various fees, and comply with rules governing quality of service, consumer protection, and similar matters. Local regulations require us to obtain municipal franchises and to comply with various building codes and business license requirements. These federal, state and local regulations are discussed in more detail on page 35.

     Since September 1997, our ILEC's rates for local exchange services have been established under a price regulation plan requested by us and approved by the North Carolina Utilities Commission. Under the price regulation plan, our charges are no longer subject to rate-base, rate-of-return regulation. Instead, the charges for most of our local exchange services may be adjusted to reflect changes in inflation reduced by a 2% assumed productivity offset. Charges are also subject to adjustment when required to compensate for certain external events outside of our control, such as jurisdictional cost shifts or legislative mandates. We have agreed to maintain current price levels for basic residential local service until September 2000, when they may be adjusted.

     Competition. Several factors have resulted in increased competition in the local telephone market over the past 15 years, including:

     - growing customer demand for alternative products and services,
     - technological advances in the transmission of voice, data, and video,
     - development of fiber optics and digital electronic technology,
     - a decline in the level of access charges paid by interexchange carriers to local telephone companies to access their local networks, and
     - legislation and regulations designed to promote competition.

     As the incumbent local exchange carrier for Cabarrus, Stanly, and Rowan Counties, we compete with CLECs. In exchange for the favorable regulatory environment allowing our price regulation plan, we agreed to open our markets to competition for local dial tone service. In the second quarter of 1998, we entered into interconnection agreements with Time Warner Communications of North Carolina, L.P. and US LEC of North Carolina, LLC, to provide access to our local telephone service market. Although competitive losses have been minimal since we opened our market to competition over 18 months ago, we expect these interconnection agreements to create significant competitive pressure regarding our largest business customers.

     Cable operators are also entering the local exchange market in selected locations. Recently, AT&T and Time Warner announced that they are negotiating a joint venture to offer AT&T-branded service to residential and small business customers over Time Warner's existing cable television systems in 33 states. Time Warner currently offers cable service in our core service area. Other sources of competition include various wireless service providers.

     CLEC AND LONG DISTANCE SERVICES

     We intend to become a leading alternative local telecommunications services provider to small- and medium-size business customers in secondary markets in North Carolina and South Carolina. We believe we have developed a reputation in and around our ILEC service area for providing outstanding service and product solutions at competitive prices. We believe we can build on our reputation and capitalize on our proven processes and expertise in communities that are contiguous to our current service area and that are similar in size and demographics. Our initial steps into the competitive local exchange carrier business were through our interconnection agreement with BellSouth Telecommunications, Inc. in Salisbury, North Carolina and northern Charlotte. We currently provide competitive local access to customers served by approximately 2,300 access lines in these markets. While the majority of these customers were added in 1998 under resale arrangements, new customers are being added under facilities-based arrangements. We expect to move the majority of our current resale customers to our facilities over the next twelve months.

     Our CLEC business group employs the same sales strategy as our ILEC business group, using locally based account executives who meet face-to-face with business customers. As we enter each market, we transfer an experienced account executive to lead the sales efforts. Our CLEC offers an integrated combination of communications services, including local service, long distance and enhanced voice services, and Internet and data services. Our CLEC uses the same billing platform as our ILEC, which enables us to tailor our bills to specific customer needs and maximize operating efficiency. A significant portion of compensation for our CLEC's sales organization is based on individual and group sales results.

     Our CLEC manages our own network elements and those elements leased from the incumbent local carrier. To handle this complex process, we have implemented the MetaSolv TBS ordering and provisioning system. Our CLEC's customer care group has received specialized training specific to the interconnection ordering and provisioning processes. We hold these employees to the same high standards for service quality as our ILEC customer care groups.

     We continue to deploy a facilities-based network in our expansion markets, collocating our own remote switching equipment with the incumbent telephone company. We connect the local remote switches in each of our expansion markets using a variety of fiber optic links. We typically lease appropriate network elements from the incumbent carrier to give us greater control over service quality and a platform for rapid expansion in the future. We intend to expand our facilities-based service into three new markets in 1999 and into six more markets in 2000. As we develop a critical mass of customers in a specific market, we will evaluate the economics of pushing our own network elements closer to our customer base, providing even more control and flexibility. In 1996, we installed a Nortel DMS 500 switch in Charlotte that permits us to switch the local traffic from our CLEC and all of our long distance traffic. This reduces our costs of service and provides us with more control over our service offerings.

     We have interconnection agreements with Carolinas FiberNet, LLC, which, through its partners, offers a continuous fiber network encompassing 16 states and more than 10,000 fiber route miles. The Carolinas FiberNet network extends to many of the smaller markets in North Carolina and South Carolina. This extensive infrastructure provides an attractive expanded network for our CLEC. Barry R. Rubens, our Chief Financial Officer, is a director of Carolinas FiberNet.

     We believe that long distance service is an essential product for a full-service telecommunications company. We began offering long distance services to our ILEC customers in 1992 and now provide that service to nearly 73,000 access lines. We have agreements with several interexchange carriers to terminate traffic that originates on our network, and our switching platform enables us to route the traffic to the lowest cost provider. Our ability to offer a complete local and long distance package, controlled and maintained by us, is a key element of our business strategy, both in our CLEC markets and in our ILEC service area. In our ILEC service area, approximately 66% of the total lines are subscribed to our own branded long distance service.

     Regulation. In general, our CLEC establishes its own rates and charges for local services and is subject to less extensive regulation in other areas as compared to our ILEC. However, like the ILEC, our CLEC must comply with various rules of the North Carolina Utilities Commission governing quality of service, consumer protection, and similar matters. The FCC has jurisdiction over our CLEC interstate services, including access charges and long distance services.

     Competition. Our CLEC competes primarily with local incumbent telephone companies and, to a lesser extent, with other CLECs. We also face, and will continue to face, competition from other current and potential future market entrants, including other CLECs, cable television companies, electric utilities, microwave carriers, wireless telecommunications providers, Internet service providers, and private networks built by large end-users.

     The long distance market has become significantly more competitive since 1984, when AT&T was required to divest its local telephone systems. Since that time, new competitors have entered the market and prices have declined, resulting in increased consumer demand and significant market growth. Increased competition has also led to increased consolidation among long distance service providers. Major long distance competitors include AT&T, Sprint, and MCI WorldCom. These competitors benefit from established market share and from established trade names through nationwide advertising. Internet-protocol telephony, an alternative technology for low cost telephone service, is also developing.

     INTERNET AND DATA SERVICES

     In 1996, we began providing dial-up Internet access to residential and business customers. In May 1998, we acquired Vnet, which added approximately 5,000 Internet accounts, including 400 business accounts. We offer our customers a broad range of reliable, high-speed Internet access options and value-added services designed to meet their requirements. We provide Internet solutions to help businesses and other organizations reduce costs, increase productivity, and access new markets. We believe that our broad range of competitively priced Internet services and products allows us to compete effectively in the Internet access and value-added services market. At April 30, 1999, we had approximately 13,000 Internet customers.

     Internet Access Service. We offer a variety of dial-up and dedicated solutions that provide access to the Internet. We also offer a full range of customer premise equipment required to connect to the Internet. Our access services include:

     - Dedicated Access. We offer a broad line of high-speed dedicated access utilizing frame relay and dedicated circuits, which provide business customers with direct access to a full range of Internet applications.

     - DSL Access. We intend to offer high-speed Internet access service using DSL technology in the third quarter of 1999. DSL is a technology that permits high speed digital transmission over the existing copper wiring of regular telephone lines. Our DSL services will be available in a wide range of dedicated access speeds, from 64 Kbps to 768 Kbps. Our DSL services are designed for residential users and small- to medium-size businesses to provide high quality Internet access at speeds faster than ISDN and at flat-rate prices that are lower than traditional dedicated access charges.

     - Dial-up Access. Our dial-up services offer a cost-effective, entry-level solution that provides access to the Internet through ordinary telephone lines at speeds of up to 56 Kbps and through digital ISDN lines at speeds of up to 128 Kbps.

     Web Services. We believe business customers will continue to increase their use of the Internet as a business tool and will increasingly rely upon vendors for an expanding range of services. We offer a variety of value-added services, including Web hosting, Web design, collocation, virtual private networks or intranets, remote access and security solutions designed to meet the diverse networking needs of businesses. In addition, we have recently developed the ability to provide video conferencing over the network, which will further enhance value-added services we provide our business customers.

     Electronic Commerce. Since 1994, Vnet has provided software solutions that enable companies to conduct electronic commerce, and we provide both electronic data interchange/extraNet solutions and Internet commerce software. Our secure Web server, built by Vnet in late 1994, provides safe, reliable electronic commerce solutions for our clients. We offer electronic data interchange/extraNet solutions consisting of software and services that are designed to help businesses connect to their suppliers and customers. We also provide Internet commerce software to allow businesses to build highly scalable, robust Web applications for commerce-enabled Web sites, intranets and extranets. Common features of this software include the ability to build electronic catalogs to conduct transactions and to integrate with back-end legacy business systems, including purchasing, accounting and inventory systems. For example, we currently offer a software package that permits companies to economically collect, store and transfer data between their various locations through the Internet or through telephone lines. This software is currently being used by a company in each of its 3,100 locations to monitor point-of-sale data for inventory purposes.

     Account executives sell Internet and data services directly to business customers in the Charlotte metropolitan area, including Gastonia, Concord, Kannapolis and Monroe, as well as in Raleigh and Greensboro, North Carolina and in Charleston and Rock Hill, South Carolina. We focus on marketing our value-added services to business customers. We promote our dial-up service by providing free CD ROM discs in our business offices, wireless stores and other locations.

     We have a technical support staff that is available 24 hours a day, seven days a week, to assist with orders and problems. Our technicians design, order, configure, install and maintain all of our equipment to suit the customer's needs. We have a customer care group dedicated to Internet and data services.

     We provide Internet and data services primarily through our own network in our ILEC and CLEC territories. In other areas, we use the network of the local telephone company. We purchase access to the Internet from national Internet backbone providers, which provide DS-3 access at all major national access points.

     Regulation. In general, Internet and data services are not regulated at the federal level; however, an important regulatory issue currently pending before both the FCC and federal courts is how Internet traffic will be classified and treated for purposes of interstate access charges and reciprocal compensation related to local traffic. Internet service providers currently obtain access services from local exchange carriers without having to pay the access charges that interexchange carriers pay for equivalent service. This special exemption may be withdrawn at any time, in which case Internet services could be subject to access charges.

     Currently, calls placed by end-users to Internet service providers are subject to reciprocal compensation payments under existing interconnection agreements. On February 26, 1999, the FCC decided that these calls are primarily jurisdictionally interstate traffic and that the Telecommunications Act does not require reciprocal compensation to be paid on them. The decision asserts that because no federal rules governing inter-carrier compensation for this traffic currently exist, the determination of whether it is subject to reciprocal compensation may be made by state regulatory commissions. The FCC's decision states that state commission decisions mandating the payment of reciprocal compensation for Internet service providers' traffic may conform with federal law. The FCC has, however, initiated proceedings to address the issue on a prospective basis. We cannot assure you as to the outcome of these matters or the impact on our Internet business or the price of our common stock.

     The North Carolina Utilities Commission has ruled that reciprocal compensation payments under existing interconnection agreements are applicable to Internet traffic when the originating caller and the called number are associated with the same calling area. The North Carolina Utilities Commission's rulings were appealed by several parties. In May 1999, a federal court remanded these appeals to the North Carolina Utilities Commission for reconsideration in view of the FCC's February 26, 1999 decision.

     Another significant issue facing Internet service providers is whether they will be given access to broadband systems operated by cable television companies. Internet service providers generally believe that mandatory access is appropriate and would allow them to provide competitive high-speed broadband service to more customers. Although the issue continues to be debated and legislation has been introduced to Congress to mandate access to broadband cable networks, the FCC has thus far declined to take action on the matter. The ultimate outcome of this issue could have a significant impact on the success of Internet service providers.

     Competition. The Internet and data services market is extremely competitive, highly fragmented and has grown dramatically in recent years. This market is characterized by the absence of significant barriers to entry and the rapid growth in Internet usage among customers. Sources of competition are:

     - access and content providers, such as America Online, the Microsoft Network and Prodigy,

     - local, regional and national Internet service providers, such as PSINet, EarthLink and Mindspring,

     - the Internet services of regional, national and international telecommunications companies, such as AT&T, BellSouth, and MCI WorldCom, and

     - online services offered by incumbent cable providers, such as Time
       Warner.

     DIGITAL WIRELESS SERVICES

     Under our existing resale agreements with the DCS Partnership, we have the ability to offer digital wireless services as part of our integrated services package to customers anywhere in North Carolina and South Carolina. We currently offer digital wireless services in Cabarrus, Stanly, Rowan and Iredell Counties in North Carolina through a branded resale arrangement with the DCS Partnership. We currently sell digital wireless services and products, including service packages, long distance, features, handsets, prepaid plans, and accessories through retail outlets in Concord, Statesville and Salisbury, North Carolina. We expect to open a fourth store in the fourth quarter of 1999. Digital wireless products and services are also sold through our ILEC business offices and our direct sales force. At March 31, 1999, we served approximately 7,900 customers, more than double the approximately 3,900 customers served at March 31, 1998. Customer attrition for 1998 averaged 2.6% per month.

     We have approximately a 2.0% interest in the DCS Partnership, which includes BellSouth Telecommunications, a subsidiary of Duke Energy Company, a subsidiary of Carolina Power & Light Company and approximately 30 other independent telephone companies. The DCS Partnership owns a 100% digital communications network in North Carolina and South Carolina, an area covering approximately 11 million people. The DCS Partnership's digital wireless network is based on Global System for Mobile Communications ("GSM"), wireless technology. GSM technology is used by more than 200 service providers in over 100 countries and by more than 100 million customers worldwide. GSM is a proven, established technology, which offers advanced services and functionality, secure communications, digital voice quality and national and international roaming. The DCS Partnership has deployed an extensive network with over 1,200 base station sites. GSM provides our customers with extensive roaming capabilities both nationally and internationally.

     The DCS Partnership is primarily responsible for the marketing function of our digital wireless business. It develops and implements promotions, develops and advertises pricing plans, conducts market research, develops collateral materials, and otherwise markets the DCS Partnership's digital wireless service throughout most of North Carolina and South Carolina. We support the DCS Partnership's service plans and promotions through local advertising and distribution efforts.

     Customer service is provided by a dedicated group of specialized service representatives trained to handle the specific requirements of our digital wireless customers. The ordering and provisioning of digital wireless service can be performed at our store locations or by the customer through a toll-free number.

     Each independent telephone company limited partner in the DCS Partnership has the option to partition its pre-defined service area. Our pre-defined service area includes Cabarrus, Rowan and Stanly Counties and the southern portion of Iredell County. Partitioning allows us to purchase the license, base station sites, and any customers the DCS Partnership has acquired in the area. After partitioning, we would continue to purchase pre-defined services from the DCS Partnership, such as switching, under an operating agreement. The operating agreement also provides customer service and technical performance requirements for the DCS Partnership and the partitioning telephone company.

     We anticipate that we will receive our option to partition by July 1, 1999 and will have until July 1, 2000 to exercise our right to partition. We expect the purchase price to be between $15 million and $20 million, payable in full on the date of partitioning. Additionally, we must pay the costs to own and operate the portion of the network in our partitioned area. If we elect to partition, we expect to finance the costs associated with partitioning by borrowing under our existing credit facility. Following partitioning, if any, we would operate as a provider of wireless products and services within our partitioned area, and we can continue reselling wireless services outside the partitioning area. At the time of partitioning, our wireless network is expected to be substantially built out throughout our partitioned area. If we elect not to partition, we may continue to resell the services of the DCS Partnership throughout its service area, regardless of whether we partition.

     Regulation. The construction, operation, management and transfer of digital wireless systems in the United States is regulated by the FCC. Digital wireless carriers are exempt from regulation by the North Carolina Utilities Commission. The regulation of wireless services is discussed in more detail on page 36.

     Competition. Currently, six wireless carriers compete in the Charlotte metropolitan area, including AT&T, Nextel, Sprint PCS, Alltel Mobile and Bell Atlantic Mobile. This competition has led to intense pressure on the pricing of services. In 1998, several providers introduced "flat rate" pricing, which eliminated roaming charges and further reduced prices. We intend to compete by providing extensive geographical coverage, high quality technology and service, and competitive pricing and capitalizing on the strength of customers' loyalty to us based on multiple service relationships.

     INVESTMENTS

     Capitalizing upon our management expertise, relationships and knowledge of the telecommunications industry, we have made several strategic investments that have contributed to the execution of our business strategy and generated attractive returns. The following table summarizes our principal investments as reflected on our balance sheet at May 31, 1999:

                                           APPROXIMATE
                                            OWNERSHIP
                                           PERCENTAGE    INVESTMENT               DESCRIPTION
                                           -----------   -----------              -----------
    ACTIVE INVESTMENTS:
         Palmetto MobileNet                   19.5%      $10,763,980   Cellular telephone limited
                                                                         partnership
         Maxcom                               16.2         8,566,777   CLEC in Mexico
         Wireless One of North Carolina       49.1         5,050,354   Spectrum rights covering NC
         DCS Partnership                       2.0         1,051,031   Digital wireless partnership
    PASSIVE INVESTMENTS:
         ITC Holding Company                   3.8%      $ 2,724,129   Telecommunications holding
                                                                         company
         ITC-DeltaCom                          1.9         2,262,187   Regional CLEC
         Illuminet Holdings                    3.7         1,068,624   Network and technology company

     Palmetto MobileNet. In January 1998, we merged our cellular telephone interests with Palmetto MobileNet. We own 19.5% of Palmetto MobileNet, which holds 50.0% general partnership interests in 10 cellular rural service areas covering more than two million people in North Carolina and South Carolina. Alltel Mobile is the managing partner of the 10 cellular rural service area general partnerships. We earned more than $5 million in pretax income from Palmetto MobileNet in 1998.

     Maxcom. In 1996, we participated with Grupo Radio Centro in forming Maxcom (formerly Amaritel), a competitive telecommunications company offering local, long distance and network telecommunications services in Mexico. During 1998, we participated in an additional $49 million private equity financing of Maxcom. The participants were the original investors and a group of investors with international telecommunications experience, including BankAmerica International Investment Corporation, BancBoston Investments, Inc., and Bachow Investments Partners III, L.P. The 1998 financing increased Maxcom's equity to $70 million, which combined with a $100 million loan from an international bank, provided Maxcom with up to $170 million to build the initial phases of its system. The system is being built primarily by Lucent Technologies. It expects to use a wide spectrum of technology, ranging from microwave to wired fiber optic networks. Maxcom began offering commercial services in Mexico City and Puebla, Mexico in April 1999.

     Under an operating agreement with Maxcom, we provide management expertise and strategic advice for the venture and assist in the management of day-to-day operations. We receive an annual management fee of $450,000 plus expenses. We can also earn an additional $450,000 each year plus options to acquire 250,000 shares of Maxcom common stock if certain operating and financial performance goals are met. The operating agreement is for a three-year term, expiring December 31, 2001, subject to a one-year extension at the discretion of Maxcom's stockholders. Michael R. Coltrane, our President and Chief Executive Officer, is a director of Maxcom. Thomas A. Norman, our Senior Vice President, is the Chief Executive Officer and a director of Maxcom.

     Wireless One of North Carolina. In 1995, we participated with Wireless One, Inc. in forming Wireless One of North Carolina to develop and launch wireless cable systems in North Carolina. Wireless One of North Carolina entered into contracts with approximately 45 community colleges and several private schools in North Carolina to provide wireless cable services. Wireless One of North Carolina subsequently entered into similar agreements for the spectrum rights of the University of North Carolina system. In addition, Wireless One of North Carolina has acquired various commercial channels in the Carolinas. As a result, Wireless One of North Carolina has the majority of the spectrum rights covering North Carolina. In late 1998, the FCC liberalized the use of these frequencies to include two-way data and telephone service. Wireless One of North Carolina continuously evaluates potential uses of its frequency spectrum, including digital video, high speed Internet and other traditional telephony services.

     DCS Partnership. In 1994, we purchased a 2.0% interest in the DCS Partnership. The DCS Partnership's business is to design, develop, construct and operate a digital wireless communications system in the Carolinas and to market and provide digital wireless products and services in that area. The DCS Partnership's licensed coverage area includes approximately 11 million people. Over 1,200 DCS towers have been deployed in the DCS Partnership's network making it one of the largest regional wireless networks in the Southeast.

     Passive Investments. Our passive investments consist of a number of securities of private and public companies, including ITC Holding Company, Inc., ITC-DeltaCom, Inc. and Illuminet Holdings, Inc. We own 3.8% of ITC Holding Company, which participated in the formation of a number of successful telecommunications companies, including ITC-DeltaCom, Powertel, Inc. (Nasdaq:
"PTEL") and MindSpring Enterprises, Inc. (Nasdaq: "MSPG"). As a result of the corporate reorganization of ITC Holding Company in 1997, we received shares of ITC-DeltaCom and currently own 1.9% of the outstanding shares of ITC-DeltaCom. In addition, we own 3.7% of Illuminet, which was formed by a group of independent telephone companies, including our ILEC, to provide billing and collection services and a national SS7 network and subsequently has started marketing these services to other carriers.

LEGISLATIVE AND REGULATORY DEVELOPMENTS

     The telecommunications industry is subject to federal, state and local regulation. The application of these regulations to our various businesses is discussed on pages 28, 30, 32 and 33. In addition, you should consider the following:

     Federal Regulation. The FCC regulates interstate and international telecommunications services, which includes using local telephone facilities to originate and terminate interstate and international calls. The Telecommunications Act is intended to promote competitive development of new service offerings, to expand public availability of telecommunications services and to streamline regulation of the industry. Implementation of its legislative objectives is the task of the FCC, the state public utilities commissions and a federal-state joint board. Simultaneous proceedings are in process to address issues and proposals already before the FCC in pending rulemaking proceedings. Two significant proceedings currently in process relate to access charge reform and universal service. The Telecommunications Act makes all state and local barriers to competitive entry unlawful, whether they are direct or indirect. The Telecommunications Act directs the FCC to hold notice and comment proceedings and to preempt all inconsistent state and local laws and regulations.

     In addition to opening up local exchange markets, the Telecommunications Act contains provisions for:

     - updating and expanding telecommunications service guarantees,

     - removing certain restrictions relating to former AT&T operating companies (the Regional Bell Operating Companies) resulting from the federal court antitrust consent decree issued in 1984,

     - the entry of telephone companies into video services,

     - the entry of cable television operators into other telecommunications industries,

     - changes in the rules for ownership of broadcasting and cable television operations, and

     - changes in the regulations governing cable television.

     Each state retains the power to impose "competitively neutral" requirements that are both consistent with the Telecommunications Act's universal service provision and necessary for universal service, public safety and welfare, continued service quality and consumer rights. Although a state may not impose requirements that effectively function as barriers to entry or create a competitive disadvantage, the scope of state authority to maintain existing or adopt new requirements under this section is not clear. In addition, before it preempts a state or local requirement as violating the entry barrier prohibition, the FCC must hold a notice and comment proceeding.

     The FCC must forbear from applying any statutory or regulatory provision that is not necessary to keep telecommunications rates and terms reasonable or to protect consumers. A state may not apply a statutory or regulatory provision that the FCC decides to forbear from applying. In addition, the FCC must review its telecommunications regulations every two years and repeal or modify any that it deems no longer necessary in the public interest.

     Although certain interpretive issues under the Telecommunications Act have not yet been resolved, it is apparent that the requirements of the Telecommunications Act have led to increased competition among providers of local telecommunications services and have simplified the process of switching from incumbent local exchange carrier services to those offered by competitive access providers and competitive local exchange carriers.

     The FCC regulates wireless services through its Wireless Telecommunications Bureau. Providers of wireless commercial mobile radio services are considered "common carriers" and are subject to the obligations of such carriers, except where specifically exempted by the FCC. As a result, our wireless operations and business plans may be impacted by FCC regulatory activity. For example, the FCC has concluded that commercial mobile radio service providers are entitled to enter into reciprocal compensation arrangements with local exchange carriers. The FCC has declined at this time to classify commercial mobile radio service providers themselves as local exchange carriers subject to the obligations of the Telecommunications Act, but could do so at some point in the future. Other regulatory issues currently facing wireless carriers include issues relating to telephone number administration. Because they are common carriers, wireless carriers are subject to FCC and state actions regarding exhaustion, conservation or expansion of telephone numbers and area codes. Programs to conserve or expand telephone number and area code resources may possibly have a disproportionate impact on wireless carriers because such carriers may not have a large reserve of spare numbers, as wireline carriers may have, and so-called "area code overlay" programs are sometimes imposed on wireless carriers alone, which forces their customers to dial more digits for most local calls than wireline callers in the same area. Within the past year the FCC has issued an order asserting jurisdiction over nearly all telephone numbering issues.

     A cellular licensee must apply for FCC authority to use additional frequencies to modify the technical parameters of existing licenses, to expand its service territory and to provide new services. In addition to regulation by the FCC, cellular systems are subject to certain Federal Aviation Administration tower height regulations with respect to the siting and construction of cellular transmitter towers and antennas. The FCC also has a rulemaking proceeding pending to update the guidelines and methods it uses for evaluating acceptable levels of radio frequency emissions from radio equipment, including cellular telephones, which could result in more restrictive standards for such devices.

     State and Local Regulation. We are also regulated by the North Carolina Utilities Commission because we provide intrastate telephone services within North Carolina. As a result, we must comply with North Carolina pricing regulations, file periodic reports, pay various fees and comply with rules governing quality of service, consumer protection and similar matters. The rules and regulations are designed primarily to promote the public's interest in receiving quality telephone service at reasonable prices. Our networks are subject to numerous local regulations such as requirements for franchises, building codes and licensing. These regulations vary on a city-by-city and county-by-county basis.

EMPLOYEES

     As of April 30, 1999, we had 511 employees. None of our employees are represented by a labor union, and we consider relations with our employees to be good.

                                   MANAGEMENT

     The following table presents information regarding our executive officers and directors:

           NAME              AGE                        POSITION
           ----              ---                        --------
L.D. Coltrane, III.........  80    Chairman of the Board of Directors
Michael R. Coltrane........  52    President and Chief Executive Officer and Director
Barry R. Rubens............  40    Senior Vice President and Chief Financial Officer
                                   and Secretary and Treasurer
Catherine A. Duda..........  46    Senior Vice President and Assistant Secretary
Michael R. Nash............  47    Senior Vice President
Thomas A. Norman...........  58    Senior Vice President and Assistant Secretary
Kenneth R. Argo............  65    Vice President
Richard L. Garner, Jr......  52    Vice President-Human Resources
Charlotte S. Walsh.........  52    Vice President-Chief Information Officer
John R. Boger, Jr..........  70    Director
O. Charlie Chewning, Jr....  64    Director
William A. Coley...........  56    Director
Samuel E. Leftwich.........  68    Director
Jerry H. McClellan.........  68    Director
Ben F. Mynatt..............  67    Director
Phil W. Widenhouse.........  74    Director

     The following persons are executive officers of CT Communications:

     L. D. Coltrane, III has been a director since 1965 and became President and Chairman of the Board in 1986. He is the father of Michael R. Coltrane.

     Michael R. Coltrane has been a director since 1988 when he also became President and Chief Executive Officer. Prior to joining CT Communications in 1988, he was Executive Vice President of First Charter National Bank for more than six years and Vice President of a large regional bank for more than ten years. Mr. Coltrane is Vice Chairman of Maxcom and a director of Palmetto MobileNet, Northeast Medical Center, First Charter Corporation, and the United States Telephone Association. Mr. Coltrane is the son of L. D. Coltrane, III.

     Barry R. Rubens has been Senior Vice President, Chief Financial Officer, Secretary and Treasurer since 1995. He was Vice President - External Affairs from 1992 to 1995. Mr. Rubens serves on the executive committee of BellSouth Carolinas PCS, LLC, as a director of Maxcom, as a director of Carolinas FiberNet and as an officer and board member of Wireless One of North Carolina, LLC. Prior to joining us, Mr. Rubens was a senior manager with Ernst & Young's telecommunications practice in Washington, D.C.

     Catherine A. Duda has been Senior Vice President and Assistant Secretary since 1996. Beginning in mid-1998, Ms. Duda assumed primary responsibility for the customer service and sales operations of our ILEC. From 1995 to 1996, she was the Vice President - Marketing. Prior to 1995, she was a Vice President of Frontier Corporation.

     Michael R. Nash has been a Senior Vice President since January 1999 and has primary responsibility for our network technology and network operations. From 1995 to 1998, he was a Vice President of Standard Telephone Company. From 1974 to 1995, he was an operations director of BellSouth Telecommunications.

     Thomas A. Norman has been Senior Vice President and Assistant Secretary since 1995. Since mid-1998, Mr. Norman has served as interim Chief Executive Officer and a director of Maxcom. Mr. Norman has 30 years of experience with Ohio Bell and Sprint, where he was most recently State President of Sprint-Illinois.

     Kenneth R. Argo has been a Vice President and Assistant Secretary since 1983. Mr. Argo has managed our CLEC operations since January 1999. From 1995 to 1998, he was Chief Information Officer and from 1983 to 1995, he was the Controller. Prior to joining us, he was Treasurer of Cannon Mills.

     Richard L. Garner, Jr. has been Vice President - Human Resources since 1998. From 1979 to 1998, he was the Senior Vice President of Personnel and Real Estate at Pic N' Pay Stores.

     Charlotte S. Walsh has been a Vice President since December 1998 and currently functions as our Chief Information Officer. From 1996 to 1998, she was the Vice President - Chief Information Officer of Thorn America, a retail furniture company. From 1992 to 1996, she was the Division Vice President - Information Services of Heleberg Diamonds, a retail jewelry company.

     In addition to the persons listed above, the following persons make up our board of directors:

     John R. Boger, Jr. has been a director since 1978. Mr. Boger is a practicing attorney with the firm of Williams, Boger, Grady, Davis and Tuttle. He is Chairman of the Compensation Committee and a member of the Audit Committee.

     O. Charlie Chewning, Jr. has been a director since 1996. Mr. Chewning was the Senior Partner of the Carolinas Offices from 1993 to 1994 for the accounting firm of Deloitte & Touche LLP, Charlotte, North Carolina. Prior to that, he was the Office Managing Partner for the Charlotte office of Deloitte & Touche LLP. He is Chairman of the Corporate Governance Committee and a member of the Audit Committee.

     William A. Coley has been a director since January 28, 1999. He has been President of Duke Power, a division of Duke Energy Corporation, an electric and natural gas utility headquartered in Charlotte, North Carolina, since 1997. Mr. Coley was the President - Associated Enterprises Group of Duke Power from 1994 to 1997 and prior to that he was the Executive Vice President - Customer Group of Duke Power. Mr. Coley is a director of Duke Energy Corporation, Whisper Communications, Inc. and SouthTrust Bank (North Carolina board). He is a member of the Corporate Governance Committee.

     Samuel E. Leftwich has been a director since 1996. He was Chairman of Central Telephone Company, a subsidiary of Centel Corporation from 1990 until 1993. He is a member of the Corporate Governance Committee and the Compensation Committee.

     Jerry H. McClellan has been a director since 1984. Mr. McClellan retired as Executive Vice President and General Plant Manager in 1996. He has been with CT Communications since 1949. Mr. McClellan became Executive Vice President in 1992. He is a member of the Corporate Governance Committee.

     Ben F. Mynatt has been a director since 1994. He is owner of Ben Mynatt Chevrolet Inc., in Concord, North Carolina. Mr. Mynatt serves as a trustee of Rowan - Cabarrus Community College and Wingate University. Mr. Mynatt is a member of the Compensation Committee and of the Corporate Governance Committee.

     Phil W. Widenhouse has been a director since 1952. Mr. Widenhouse retired as Executive Vice President in 1992. He has been with CT Communications since 1949. Mr. Widenhouse became Executive Vice President in 1971 and was Treasurer from 1973 to 1990. Mr. Widenhouse is an advisory director of Cabarrus Bank. He is Chairman of the Audit Committee and a member of the Compensation Committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table presents information, as of April 30, 1999, regarding the beneficial ownership of our common stock, both before and after giving effect to the sale of the shares in this offering, by:

     - each person known to us to be the beneficial owner of more than 5% of our common stock,
     - each director,
     - each executive officer,
     - all directors and executive officers as a group, and
     - each selling stockholder.

     Under SEC rules, beneficial ownership of our common stock includes any shares as to which a person, directly or indirectly, has or shares voting power or investment power and also any shares as to which a person has the right to acquire such voting or investment power within 60 days through the exercise of any stock option or other right.

                                        SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                           OWNED PRIOR TO                           OWNED AFTER
                                              OFFERING                              OFFERING(1)
                                        --------------------     NUMBER OF      --------------------
                                         NUMBER                 SHARES BEING    NUMBER OF
NAME OF BENEFICIAL OWNER                OF SHARES    PERCENT      OFFERED        SHARES      PERCENT
------------------------                ---------    -------    ------------    ---------    -------
5% STOCKHOLDERS:
First Charter National Bank
  Trust Department(2).................  1,239,829      13.3%             0      1,239,829      13.3%
World Division of the General
  Board of Global Ministries of the
  United Methodist Church(3)..........  1,080,844      11.6        500,000        580,844       6.2
The Cannon Foundation, Inc.(4)........  1,010,988      10.8        600,000        410,988       4.4
Mariam C. Schramm(5)..................    528,986       5.7              0        528,986       5.7
DIRECTORS AND EXECUTIVE OFFICERS:
Michael R. Coltrane...................    349,307(6)    3.7              0        349,307(6)    3.7
L.D. Coltrane, III....................    231,550(7)    2.5              0        231,550(7)    2.5
Phil W. Widenhouse....................     99,968(8)    1.1              0         99,968(8)    1.1
Jerry H. McClellan....................     28,225(9)      *              0         28,225(9)      *
Thomas A. Norman......................     27,826(10)     *              0         27,826(10)     *
Barry R. Rubens.......................     26,686(11)     *              0         26,686(11)     *
Kenneth R. Argo.......................     19,297(12)     *              0         19,297(12)     *
Ben F. Mynatt.........................     13,249(13)     *              0         13,249(13)     *
Catherine A. Duda.....................      8,959(14)     *              0          8,959(14)     *
Charlie Chewning, Jr..................      5,316         *              0          5,316         *
John R. Boger, Jr.....................      4,667(15)     *              0          4,667(15)     *
S.E. Leftwich.........................      2,769         *              0          2,769         *
Michael R. Nash.......................      1,600         *              0          1,600         *
Richard L. Garner, Jr.................      1,300         *              0          1,300         *
Charlotte S. Walsh....................      1,000         *              0          1,000         *
William A. Coley......................        649         *              0            649         *
All directors and executive officers
  as a group (16 persons)(16).........    822,368       8.7              0        822,368       8.7

---------------

   * Less than 1%

 (1) Assumes no exercise of the underwriters' over-allotment option.
 (2) The business address of First Charter National Bank Trust Department is P.O. Box 228, Concord, North Carolina 28026-0228. The number of shares held includes 225,313 shares held in various fiduciary capacities where First Charter has shared voting power and 1,146,419 shares held in various fiduciary capacities where it has sole voting power. First Charter has shared investment power over 1,239,829 shares. First Charter has sole voting power and shared investment power with regard to

     489,794 shares of common stock included in the shares shown in this table as held by Mariam C. Schramm and First Charter.
 (3) The business address of the World Division of the General Board of Global Ministries of the United Methodist Church is 475 Riverside Drive, 15th Floor, New York, New York 10027.
 (4) The business address of The Cannon Foundation, Inc. is P.O. Box 548, Concord, North Carolina 28026-0548.
 (5) Ms. Schramm's address is 400 Avinger Lane, Apt. 201, Davidson, North Carolina 28036.
 (6) Includes 157,753 shares held in trust for which Mr. Coltrane is a co-trustee with Phyllis C. Ausband, his sister, with whom he shares voting and investment power; 7,249 shares owned by his spouse and 24,570 shares represented by currently exercisable options. Does not include 179,498 shares held indirectly by a trust for which Mr. Coltrane is the trustee and a beneficiary as described in footnote 7.
 (7) Includes 22,725 shares owned by spouse and 179,498 shares owned by LDC Associates, L.P., as to which Mr. Coltrane shares voting and investment power. LDC Associates, L.P. is 99% owned by a grantor trust established by Mr. Coltrane and his wife and is 1% owned by the general partner of LDC Associates, L.P. Mr. Coltrane and his wife together own all of the stock of the general partner and, therefore, share voting and investment power over the common stock held by LDC Associates, L.P. Michael R. Coltrane is the trustee and a beneficiary of the trust.
 (8) Includes 50,659 shares owned by spouse.
 (9) Includes 7,316 shares owned by spouse and 2,248 shares represented by currently exercisable options.
(10) Includes 15,568 shares represented by currently exercisable options.
(11) Includes 16,038 shares represented by currently exercisable options.
(12) Includes 1,937 shares owned by spouse and 1,020 shares represented by currently exercisable options.
(13) Includes 2,142 shares owned by spouse.
(14) Includes 3,968 shares represented by currently exercisable options.
(15) Includes 1,086 shares owned by spouse.
(16) Includes an aggregate of 181,094 shares represented by currently exercisable options. Does not include 522,328 shares held by First Charter National Bank. L.D. Coltrane, III and Michael R. Coltrane are shareholders and Michael R. Coltrane is a director of First Charter Corporation, the parent corporation of First Charter National Bank.

                           DESCRIPTION OF SECURITIES

     We are authorized to issue 100,000,000 shares of common stock, of which 9,354,351 shares are currently outstanding. Our common stock has been listed on the Nasdaq National Market since January 29, 1999. We are also authorized to issue up to (a) 2,000 shares of 4.5% preferred stock, par value $100 per share, of which 623 shares are currently outstanding, and (b) 17,000 shares of 5.0% preferred stock, par value $100 per share, of which 3,428 shares currently are outstanding. In addition, Concord Telephone is authorized to issue up to 5,000 shares of cumulative preferred stock, 4.8% series, par value $100 per share, of which 1,250 shares are currently outstanding. The rights of the holders of the common stock are subject to the rights and preferences of the 4.5% preferred stock, the 5.0% preferred stock and the 4.8% preferred stock. There is no established trading market for the preferred stock.

     The following summary description of each of our classes of shares does not purport to be complete. It is subject to the detailed provisions of and qualified in its entirety by reference to our articles of incorporation and bylaws, a rights agreement dated January 28, 1999, which is Exhibit 4.1 to the registration statement of which this prospectus is a part, and to the applicable provisions of the North Carolina Business Corporation Act, which we refer to as the NCBCA. Also, a more detail description is set forth in our Registration Statement on Form 8-A filed with the SEC on January 28, 1999.

OUR COMMON STOCK

     Our common stockholders are entitled to one vote for one share on all matters upon which stockholders have the right to vote. There are no cumulative voting rights. All issued and outstanding shares of common stock, including the offered shares, are validly issued, fully paid and non-assessable. Our common stockholders are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. Upon a dissolution, our common stockholders are entitled to share pro rata in our assets remaining after payment in full of all of our liabilities and obligations, including payment of the liquidation preference if any, of any preferred stock then outstanding.

     Our common stockholders have dissenters' rights to appraisal with respect to their shares as provided by statute in connection with certain types of merger or share exchange transactions. Dissenters' rights are also available with respect to certain sales of all or substantially all of our property and certain amendments to our articles of incorporation that materially and adversely affect certain enumerated rights of a dissenter's shares. Our common stockholders do not have any preemptive rights, redemption privileges, sinking fund privileges or conversion rights.

     Our bylaws and the NCBCA provide that we must indemnify current or former directors or officers against any and all liability and litigation expense, including reasonable attorneys' fees, arising out of their status or activities as directors or officers, under certain circumstances. We may also maintain insurance on behalf of our directors and officers against liability asserted against such persons in such capacity whether or not such directors or officers have the right to indemnification pursuant to the bylaw or otherwise. These actions may reduce the assets remaining upon dissolution.

OUR PREFERRED STOCK

     The holders of the 4.5% preferred stock are entitled to receive cumulative dividends at the rate of 4.5% per annum before any dividends are paid to the holders of common stock. Upon any distribution of capital assets, the holders of the 4.5% preferred stock are entitled to receive $100 a share, together with all unpaid accumulated dividends (if any), before any distribution is made to the holders of common stock. The 4.5% preferred stock is subject to redemption, either in whole or in part, at our option, at $100 per share, plus any unpaid accumulated dividends to the date of redemption, upon the vote of not less than a majority in interest of the outstanding shares of common stock.

     The holders of the 5.0% preferred stock are entitled to receive a fixed cumulative dividend of 5.0% per annum before any dividends are paid to the holders of common stock. If we enter into liquidation or dissolution, the holders of the 5.0% preferred stock are entitled to receive the par value of their stock, together with dividends accumulated thereon to the date of payment, before holders of the common stock are entitled to receive anything thereon. The 5.0% preferred stock may be called or redeemed in whole or in part on any semiannual dividend payment date, at the option of the board of directors, at the price of $100 per share, plus all unpaid dividends accrued on such share.

     The holders of the 4.8% preferred stock of Concord Telephone are entitled to receive cumulative dividends at the rate of $4.80 per share per annum before any dividends on the common stock may be paid. Upon the dissolution, liquidation or winding up of Concord Telephone, the holders of the 4.8% preferred stock then outstanding are entitled to receive out of the net assets of Concord Telephone an amount equal to the redemption price per share applicable on the date of a voluntary dissolution, liquidation or winding up of Concord Telephone and, in the case of an involuntary dissolution, liquidation or winding up of Concord Telephone, the sum of $100 per share. In either case, an amount equal to the dividends accrued and unpaid on each share before any distribution of the assets of Concord Telephone also shall be made to the holders of the common stock of Concord Telephone. The 4.8% preferred stock of Concord Telephone is redeemable at the option of the board of directors of Concord Telephone, either as a whole or in part, for $100 per share plus an amount equal to all dividends accrued and unpaid thereon to the date fixed for redemption. There are additional limits on our ability to pay dividends on the Concord Telephone common stock if certain financial tests have not been met. We do not anticipate any difficulties in meeting these tests.

     Except as otherwise required by law, preferred stockholders are not entitled to vote. The NCBCA, however, provides that holders of otherwise nonvoting stock may vote as a separate voting group on certain specified amendments to our articles of incorporation. In addition, 4.8% preferred stock of Concord Telephone has the right to elect two directors of Concord Telephone in the event of a default in the payment of dividends by Concord Telephone in the aggregate amount equal to three semi-annual dividends on all shares of 4.8% preferred stock of Concord Telephone, subject to certain conditions. Preferred stockholders also have dissenters' rights.

     There is a sinking fund for the 4.8% preferred stock, the financial effect of which is not material to us.

RIGHTS TO PURCHASE COMMON STOCK

     Our board of directors has adopted a rights agreement and authorized and declared a dividend of one common share purchase right for each outstanding share of common stock. Except as set forth below, each right entitles the registered holder to purchase from us, at any time after the distribution date, one share of common stock at a price per share of $123, subject to adjustment. The purchase price payable, and the number of shares of common stock or other securities or property issuable, upon exercise of rights are subject to adjustment from time to time to prevent dilution, as appropriate. The rights will expire on August 27, 2008, unless extended or unless the rights are earlier redeemed or exchanged by us. At any time prior to the earlier to occur of the distribution date or the final expiration date, the board of directors may redeem the rights in whole, but not in part, at a price of $.01 per right.

     Initially, the rights attach to all shares of common stock, and no separate right certificates will be distributed. The rights will separate from the common stock upon the earlier to occur of (a) 10 days after the public announcement of a person's or group of affiliated or associated persons' (other than L.D. Coltrane, III, Chairman of the Board or Michael R. Coltrane, President and Chief Executive Officer) having acquired beneficial ownership of 15% or more of the outstanding common stock (we refer to such persons or groups as acquiring persons), or (b) 10 days (or such later date as the board may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a person or group becoming an acquiring person.

     The rights initially are not exercisable. In the event that any person becomes an acquiring person (except pursuant to a tender or exchange offer that is for all outstanding common stock at a price and on terms which a majority of certain members of the board of directors determines to be adequate and in our best interests, our stockholders and other relevant constituencies, other than such acquiring person, its affiliates and associates), each holder of a right will thereafter have the right (we call this the flip-in right) to receive, upon exercise and payment of the applicable purchase price, common stock of the applicable class having a value equal to two times the applicable purchase price. Notwithstanding the foregoing, all rights that are, or were, beneficially owned by any acquiring person or any affiliate or associate thereof will be null and void and not exercisable.

     If after the distribution date, (a) we are acquired in a merger or other business combination transaction in which the holders of all of the outstanding common stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (b) more than 50% our assets or earning power is sold or transferred, then each holder of a right (except rights which have previously been voided as set forth above) shall thereafter have the right (we call this the flip-over right) to receive, upon exercise and payment of the purchase price, common stock of the acquiring company having a value equal to two times the applicable purchase price.

     At any time after any person becomes an acquiring person and prior to the acquisition by such person or group of common stock representing 50% or more of the then outstanding common stock, the board of directors may exchange the rights (other than rights which have become null and void), in whole or in part, at an exchange ratio of one share of common stock per right (subject to adjustment).

     Until a right is exercised, each holder will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends.

     The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire our company on terms not approved by our board of directors. The rights should not interfere with any merger or other business combination approved by the board of directors because the rights may be redeemed by us at the redemption price prior to the date that is 10 days after the public announcement that a person or group has become the beneficial owner of 15% or more of the common stock.

CERTAIN OTHER PROVISIONS OF OUR ARTICLES OF INCORPORATION AND BYLAWS

     Certain provisions of our articles of incorporation and bylaws may discourage or make more difficult a takeover attempt that a stockholder might consider in its best interest. Such provisions may also adversely affect prevailing market prices for the common stock, which is discussed in the section "Risk Factors -- Anti-takeover provisions may limit the ability of stockholders to effect a change in control of CT Communications."

     Classified Board of Directors and Related Provisions. Our articles of incorporation require that our board of directors be divided into three classes of directors serving staggered three-year terms. Our classified board provision may prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date such party obtains the controlling interest.

     Removal of Directors for Cause. Directors may only be removed for cause by a majority vote of our holders of capital stock issued and outstanding and entitled to vote generally in the election of directors, voting together as a single class. If a director is elected by a voting group of stockholders, only the stockholders of that voting group may participate in the vote to remove that director.

     Special Meetings of Stockholders. Our bylaws provide that special meetings of stockholders may only be called by the chief executive officer or the secretary acting under instructions from the chief executive officer or by the board of directors. Special meetings may not be called by the stockholders.

     Business Combinations with Interested Stockholders. The articles of incorporation prohibit certain transactions between us and any "interested stockholder." An interested stockholder is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 20% or more of our outstanding voting shares. Our articles of incorporation prohibit certain defined business combinations between an interested stockholder and us for a period of two years after the date the interested stockholder becomes an interested stockholder. The articles of incorporation further provide that under certain circumstances, business combinations are allowed, such as when:

     - the business combination is approved by the holders of at least 80% of the voting power of the outstanding shares of our capital stock entitled to vote generally in the election of directors,

     - the business combination is approved by a majority of the directors who are unaffiliated with the interested stockholders and who were directors before the interested stockholder became an interested stockholder (we call them disinterested directors), or

     - the business combination is approved by a majority of any successor or successors to any of the disinterested directors who are not affiliated with an interested stockholder and who were recommended by a majority of the disinterested directors then on the Board.

                                  UNDERWRITING

     Subject to the terms and conditions of the underwriting agreement among the selling stockholders, CT Communications and First Union Capital Markets Corp., Legg Mason Wood Walker, Incorporated, and Scott & Stringfellow, Inc., the selling stockholders have agreed to sell to each of the underwriters named below, and each of such underwriters has severally agreed to purchase from the selling stockholders, the number of shares set forth opposite their name below:

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
First Union Capital Markets Corp............................       495,000
Legg Mason Wood Walker, Incorporated........................       385,000
Scott & Stringfellow, Inc...................................       220,000
                                                                 ---------
          Total.............................................     1,100,000
                                                                 =========

     The underwriting agreement provides that the obligations of the underwriters to purchase the shares are subject to approval of certain legal matters by counsel and to various other conditions. The underwriters are obligated to purchase and pay for all of the shares of common stock (other than those covered by the over-allotment option described below) if any of the shares are purchased. In the event of default by any underwriter, the underwriting agreement provides that, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

     The underwriters propose to offer part of the shares directly to the public at the public offering price set forth on the cover page of this prospectus, and part of the shares to certain dealers at such price less a concession not in excess of $1.36 per share. The underwriters may allow, and such selected dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares are offered to the public, the public offering price, concessions and reallowances to dealers may be changed by the underwriters.

     The selling stockholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 165,000 additional shares of common stock, at the public offering price less the underwriting discount shown on the cover page of this prospectus, solely to cover over-allotments, if any, in connection with the offering. If the underwriters exercise their over-allotment option, each underwriter has severally agreed, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by the selling stockholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of our common stock.

                                      PAID BY SELLING STOCKHOLDERS
                                      ----------------------------
                                      NO EXERCISE    FULL EXERCISE
                                      -----------    -------------
Per share...........................  $     2.28      $     2.28
Total...............................  $2,508,000      $2,884,200

     The selling stockholders and we have agreed that for a period of 180 days from the date of this prospectus, and our directors and executive officers have agreed that for a period of 120 days from the date of this prospectus, neither they nor we will offer, sell, offer to sell, contract to sell, pledge, grant any option to purchase or otherwise dispose of, except as provided in the underwriting agreement, any shares of our common stock or any securities convertible into or exchangeable for common stock, without the prior written consent of First Union Capital Markets Corp. First Union Capital Markets Corp., in its sole discretion, may release any of the shares of common stock subject to these agreements at any time without notice.

     In connection with the offering, certain underwriters and selling group members (if any) and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M of the Securities Exchange Act of 1934, which allows these persons to bid for or purchase our common stock for the purpose of stabilizing its market price. The underwriters also may create a short position for the account of the underwriters by selling more common stock in connection with this offering than they are committed to purchase from the selling stockholders. In that case, they may purchase common stock in the open market following completion of the offering to cover all or a portion of such short positions. The underwriters may also cover all or a portion of short positions by exercising their over-allotment options. In addition, First Union Capital Markets Corp. may impose penalty bids under contractual arrangements with the underwriters. Penalty bids allow First Union Capital Markets Corp. to reclaim from an underwriter (or dealer participating in the offering), for the account of the other underwriters, the selling concession with respect to the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph may result in the maintenance of the price of our common stock at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph is required, and if any is undertaken, it may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when the limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of these transactions. If passive market making is commenced, it may be discontinued at any time.

     We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect of these liabilities.

     Our common stock has traded on the Nasdaq National Market only since January 29, 1999. Prior to that time, there was a limited public market for the common stock. Consequently, the price to the public for this offering has been determined through negotiations among the underwriters, the selling stockholders and us. Among the factors considered were:

     - prevailing market conditions,

     - our financial and operating history and condition,

     - our prospects and prospects for the telecommunications industry in general,

     - our management, and

     - the market price of our common stock and market prices of securities of similar companies.

     We estimate that the total expenses of this offering (excluding underwriting discounts and commissions) will be $250,000.

     First Union National Bank, a subsidiary of First Union Corporation, has a $25.0 million share in our $60.0 million credit facility. First Union Capital Markets Corp. is a subsidiary of First Union Corporation.

In the ordinary course of their respective businesses, the underwriters and certain of their respective affiliates may in the future engage in certain investment and commercial banking or other transactions of a financial nature with us, including the provision of certain advisory services and the making of loans to us.

                                    EXPERTS

     Our consolidated financial statements included in this prospectus and elsewhere in the registration statement have been audited by KPMG LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein. These financial statements have been included in this prospectus in reliance upon that report given upon the authority of KPMG LLP as experts in accounting and auditing.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus has been passed upon for us by Mayer, Brown & Platt, Charlotte, North Carolina. Certain legal matters relating to the offering will be passed upon for the underwriters by Hunton & Williams, Atlanta, Georgia.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file periodic reports, proxy and information statements and other information with the SEC. In addition, we have filed a registration statement on Form S-3 of which this prospectus is a part. All of the references in this prospectus to contracts, agreements and other documents are summaries of the actual documents, which are contained as exhibits in the registration statement. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents.

     You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington,D.C. 20549, and at the SEC's regional offices located at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of this material at prescribed rates from the Public Reference Room of the SEC at 450 Fifth Street, Washington, D.C. 20549. You may obtain copies from the Public Reference Room by calling the SEC at (800) 732-0330. In addition, we are required to file electronic versions of such material with the SEC through the SEC's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Our common stock is listed on the Nasdaq National Market, and reports and other information concerning us can also be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20001-1500.

                      INCORPORATION OF INFORMATION WE FILE
                  WITH THE SECURITIES AND EXCHANGE COMMISSION

     The SEC allows us to "incorporate by reference" the information we file with them, which means that:

     - documents incorporated by reference are considered part of the prospectus;

     - we can disclose important information to you by referring you to those documents; and

     - information that we file with the SEC will automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below, which were filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (File No. 0-19179):

     - our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, filed on March 29, 1999, as amended by Form 10-K/A No. 1, filed on May 13, 1999, Form 10-K/A No. 2, filed on May 28, 1999, and Form 10-K/A No. 3, filed June 15, 1999,

     - our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999, filed on May 17, 1999, and

     - our Registration Statement on Form 8-A, filed on January 28, 1999 registering under Section 12(g) of the Securities Exchange Act of 1934 our common stock and rights to purchase our common stock.

     We also incorporate by reference each of the following documents that we may file with the SEC after the date of this prospectus, but before all the common stock offered by this prospectus has been sold:

     - reports filed under Sections 13(a) and (c) of the Securities Exchange Act of 1934,

     - definitive proxy or information statements filed under Section 14 of the Securities Exchange Act of 1934 in connection with any subsequent stockholders' meeting, and

     - any reports filed under Section 15(d) of the Securities Exchange Act of 1934.

     We will provide you upon request, without charge, a copy of any or all of the foregoing documents incorporated by reference into this prospectus (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Request for such copies should be directed to Shareholder Relations at CT Communications, Inc., 68 Cabarrus Avenue East, Concord, North Carolina 28025, (704) 722-2500.

                            CT COMMUNICATIONS, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INDEX

                                                              PAGE
                                                              ----
Report of independent public accountants....................   F-2
Consolidated balance sheets as of December 31, 1998 and 1997
  and as of March 31, 1999 (unaudited)......................   F-3
Consolidated statements of income for the years ended
  December 31, 1998, 1997 and 1996 and for the three months
  ended March 31, 1999 and 1998 (unaudited).................   F-5
Consolidated statements of cash flows for the years ended
  December 31, 1998, 1997 and 1996 and for the three months
  ended March 31, 1999 and 1998 (unaudited).................   F-6
Consolidated statements of stockholders' equity for the
  years ended December 31, 1998, 1997 and 1996..............   F-7
Consolidated statements of comprehensive income for the
  years ended December 31, 1998, 1997 and 1996 and for the
  three months ended March 31, 1999 and 1998 (unaudited)....   F-9
Notes to consolidated financial statements..................  F-10

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
CT Communications, Inc.:

     We have audited the consolidated financial statements of CT Communications, Inc. and subsidiaries as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CT Communications, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.

                                          /s/ KPMG LLP
                                          KPMG LLP

Charlotte, North Carolina
March 5, 1999

                            CT COMMUNICATIONS, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                        MARCH 31,            DECEMBER 31,
                                                           1999       ---------------------------
                                                       (UNAUDITED)        1998           1997
                                                       ------------   ------------   ------------
                                             ASSETS
Current assets:
  Cash and cash equivalents..........................  $  2,880,404   $  2,807,887   $         --
  Short-term investments.............................       122,786        116,681        168,979
  Accounts receivable, net of allowance for doubtful
     accounts of $107,500 in 1999 (unaudited) and
     1998 and $100,000 in 1997.......................    13,770,038     12,210,952      8,842,922
  Notes receivable...................................     1,513,500      1,513,500      1,810,500
  Other accounts receivable..........................     2,760,554      1,067,163             --
  Materials and supplies.............................     2,411,754      2,331,957      2,696,432
  Deferred income taxes..............................     1,051,855      1,051,855      1,545,470
  Prepaid expenses and other assets..................     1,168,519      1,583,232        950,254
                                                       ------------   ------------   ------------
          Total current assets.......................    25,679,410     22,683,227     16,014,557
                                                       ------------   ------------   ------------
Investment securities................................    35,624,776     24,666,211     14,624,757
Investments in affiliates............................    30,116,453     29,789,794     29,550,326
Property, plant, and equipment:
  Telephone plant in service:
     Land, buildings, and general equipment..........    37,577,655     35,676,763     28,730,045
     Central office equipment........................    72,880,558     70,787,607     64,227,829
     Poles, wires, cables and conduit................    88,365,620     87,587,101     80,143,917
     Construction in progress........................        65,843        449,946        277,070
                                                       ------------   ------------   ------------
                                                        198,889,676    194,501,417    173,378,861
  Less accumulated depreciation......................    97,618,174     94,329,834     86,229,072
                                                       ------------   ------------   ------------
          Net property, plant, and equipment.........   101,271,502    100,171,583     87,149,789
                                                       ------------   ------------   ------------
Intangibles, net.....................................     6,158,958      6,323,543             --
                                                       ------------   ------------   ------------
          Total assets...............................  $198,851,099   $183,634,358   $147,339,429
                                                       ============   ============   ============

                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt and redeemable
     preferred stock.................................  $     12,500   $     12,500   $    632,500
  Accounts payable...................................     9,234,824      8,597,391      9,697,000
  Customer deposits and advance billings.............     2,373,765      1,892,506      1,591,284
  Accrued payroll....................................     2,003,260      2,584,993      1,304,573
  Income taxes payable...............................     2,836,386        400,736        992,750
  Accrued pension cost...............................     1,278,331      1,411,430      1,970,956
  Other accrued liabilities..........................     1,679,241      1,795,533      1,428,372
                                                       ------------   ------------   ------------
          Total current liabilities..................    19,418,307     16,695,089     17,617,435
                                                       ------------   ------------   ------------
Long-term debt.......................................    20,000,000     20,000,000     11,239,000
                                                       ------------   ------------   ------------
Deferred credits and other liabilities:
  Deferred income taxes..............................    14,050,581     14,688,095      7,497,167
  Investment tax credits.............................       775,474        804,195        919,080
  Postretirement benefits other than pension.........    10,628,496     10,549,204     10,026,128
  Other..............................................     1,088,364      1,189,587      1,573,668
                                                       ------------   ------------   ------------
                                                         26,542,915     27,231,081     20,016,043
                                                       ------------   ------------   ------------

                                                        MARCH 31,            DECEMBER 31,
                                                           1999       ---------------------------
                                                       (UNAUDITED)        1998           1997
                                                       ------------   ------------   ------------
Redeemable preferred stock:
  4.8% series; authorized 5,000 shares; issued and
     outstanding 1,250 shares in 1999 (unaudited) and
     1998 and 1,375 shares in 1997...................  $    125,000   $    125,000   $    137,500
                                                       ------------   ------------   ------------
          Total liabilities..........................    66,086,222     64,051,170     49,009,978
                                                       ------------   ------------   ------------
Minority interest....................................            --             --      1,360,998
Stockholders' equity:
  Preferred stock not subject to mandatory
     redemption:
     5% series, $100 par value; 3,428, 3,440 and
       3,631 shares outstanding in 1999 (unaudited),
       1998 and 1997, respectively...................       342,800        344,000        363,100
     4.5% series, $100 par value; 623, 628 and 1,218
       shares outstanding in 1999 (unaudited), 1998
       and 1997, respectively........................        62,300         62,800        121,800
  Common stock:
     9,334,776, 9,300,769 and 9,090,531 shares
       outstanding in 1999 (unaudited), 1998 and
       1997, respectively............................    36,715,548     35,748,327     29,040,745
  Other capital......................................       298,083        298,083        298,083
  Deferred compensation..............................    (1,102,436)      (697,338)      (817,903)
  Other accumulated comprehensive income.............    23,065,097     13,100,748      6,169,443
  Retained earnings..................................    73,383,485     70,726,568     61,793,185
                                                       ------------   ------------   ------------
          Total stockholders' equity.................   132,764,877    119,583,188     96,968,453
Contingency..........................................            --             --             --
                                                       ------------   ------------   ------------
          Total liabilities and stockholders'
            equity...................................  $198,851,099   $183,634,358   $147,339,429
                                                       ============   ============   ============

          See accompanying notes to consolidated financial statements.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                                               THREE MONTHS ENDED
                                                    MARCH 31,
                                                   (UNAUDITED)                 YEARS ENDED DECEMBER 31,
                                            -------------------------   ---------------------------------------
                                               1999          1998          1998          1997          1996
                                            -----------   -----------   -----------   -----------   -----------
Operating revenues........................   25,332,224    21,015,585    91,725,394    78,483,514    67,054,006
Operating expenses........................   20,092,832    15,457,242    70,272,414    58,390,372    51,349,967
                                            -----------   -----------   -----------   -----------   -----------
         Operating income.................    5,239,392     5,558,343    21,452,980    20,093,142    15,704,039
                                            -----------   -----------   -----------   -----------   -----------
Other income (expenses):
  Equity in income of affiliates, net.....       67,252       (70,833)      431,088       130,637     1,801,952
  Interest, dividend income and gain on
    sale of investments...................    2,003,849        82,689     1,916,446       261,459       244,213
  Other expenses, principally interest....     (849,159)     (203,234)   (1,491,635)     (985,275)     (705,112)
                                            -----------   -----------   -----------   -----------   -----------
         Total other income (expenses)....    1,221,942      (191,378)      855,899      (593,179)    1,341,053
                                            -----------   -----------   -----------   -----------   -----------
  Income before income taxes and
    extraordinary item....................    6,461,334     5,366,965    22,308,879    19,499,963    17,045,092

Income taxes..............................    2,591,286     2,229,512     8,926,469     7,898,159     6,583,671
                                            -----------   -----------   -----------   -----------   -----------
         Net income before extraordinary
           item...........................    3,870,048     3,137,453    13,382,410    11,601,804    10,461,421

Extraordinary item -- discontinuance of
  SFAS 71, net of income taxes of
  $1,493,312..............................           --            --            --     2,239,045            --
                                            -----------   -----------   -----------   -----------   -----------
         Net income after extraordinary
           item...........................    3,870,048     3,137,453    13,382,410    13,840,849    10,461,421
Dividends on preferred stock..............        7,212         7,203        28,457        73,073        92,535
                                            -----------   -----------   -----------   -----------   -----------
Earnings for common stock.................    3,862,836     3,130,250   $13,353,953   $13,767,776   $10,368,886
                                            ===========   ===========   ===========   ===========   ===========
Basic earnings per common share:
  Earnings before extraordinary item......  $      0.41   $      0.34   $      1.45   $      1.27   $      1.15
                                            ===========   ===========   ===========   ===========   ===========
  Extraordinary item......................           --            --   $        --   $      0.25   $        --
                                            ===========   ===========   ===========   ===========   ===========
  Earnings per common share...............  $      0.41   $      0.34   $      1.45   $      1.52   $      1.15
                                            ===========   ===========   ===========   ===========   ===========
Diluted earnings per common share:
  Earnings before extraordinary item......  $      0.41   $      0.34   $      1.44   $      1.26   $      1.14
                                            ===========   ===========   ===========   ===========   ===========
  Extraordinary item......................           --            --   $        --   $      0.25   $        --
                                            ===========   ===========   ===========   ===========   ===========
  Earnings per common share...............  $      0.41   $      0.34   $      1.44   $      1.51   $      1.14
                                            ===========   ===========   ===========   ===========   ===========
Basic weighted average shares
  outstanding.............................    9,319,647     9,095,423     9,227,016     9,076,211     9,051,731
                                            ===========   ===========   ===========   ===========   ===========
Diluted weighted average shares
  outstanding.............................    9,390,625     9,144,393     9,276,504     9,111,439     9,078,385
                                            ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               THREE MONTHS ENDED
                                                    MARCH 31,
                                                   (UNAUDITED)                 YEARS ENDED DECEMBER 31,
                                            -------------------------   ---------------------------------------
                                               1999          1998          1998          1997          1996
                                            -----------   -----------   -----------   -----------   -----------
Cash flows from operating activities:
  Net income..............................  $ 3,870,048   $ 3,137,453   $13,382,410   $13,840,849   $10,461,421
  Adjustments to reconcile net income to
    net cash provided by operating
    activities:
    Extraordinary item....................           --            --            --    (2,239,045)           --
    Depreciation and amortization.........    3,577,718     2,485,844    12,840,561     9,612,085    10,104,802
    Postretirement benefits...............       79,292       173,670       523,076       603,555     1,317,608
    Loss (gain) on sale of investment
      securities..........................   (1,064,444)           --    (1,113,546)       23,667        75,667
    Undistributed income of affiliates....      (67,252)       70,832      (431,088)     (130,637)   (1,801,952)
    Deferred income taxes and tax
      credits.............................      (28,721)           --     4,138,338      (589,093)       31,700
    Changes in operating assets and
      liabilities, net of effects of
      acquisitions in 1998:
      Accounts and notes receivable.......   (3,252,477)     (184,509)   (4,306,651)   (1,228,185)    1,263,961
      Materials and supplies..............      (79,797)      (46,115)      364,475       163,682    (1,056,695)
      Other current assets................      420,196       430,903      (402,502)     (473,480)       56,611
      Accounts payable....................      637,433       196,490    (1,519,073)   (1,565,023)    1,109,877
      Customer deposits and advance
         billings.........................      481,259        39,088        83,531       319,722       190,789
      Accrued liabilities.................     (686,610)     (622,888)      703,974     1,878,013       525,529
      Refundable income taxes.............           --            --            --        14,736       161,492
      Income taxes payable................    2,435,650     1,468,419      (592,014)      992,750            --
                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided by operating
           activities.....................    6,322,295     7,349,187    23,671,491    21,223,596    22,440,810
                                            -----------   -----------   -----------   -----------   -----------
Cash flows from investing activities:
  Capital expenditures, net...............   (4,460,690)   (6,071,439)  (24,789,296)  (21,573,658)  (24,118,712)
  Purchases of investments in
    affiliates............................     (259,407)   (1,717,340)   (4,375,949)  (11,148,674)   (4,263,200)
  Purchases of investment securities......   (1,769,967)     (217,395)     (100,919)     (356,268)   (1,067,060)
  Proceeds from sale of investment
    securities............................    1,203,144       122,759     1,473,727     2,306,812     4,606,652
  Maturities of investment securities.....           --            --       216,240       476,487     2,751,739
  Partnership capital distribution........           --       343,833     3,609,252     4,229,675     1,965,792
  Notes receivable collections, net.......           --       297,000      (503,000)   (1,810,500)           --
                                            -----------   -----------   -----------   -----------   -----------
         Net cash used in investing
           activities.....................   (5,286,920)   (7,242,582)  (24,469,945)  (27,876,126)  (20,124,789)
                                            -----------   -----------   -----------   -----------   -----------
Cash flows from financing activities:
  Repayment of long-term debt.............           --            --   (21,281,889)   (2,215,000)     (640,000)
  Proceeds from new debt..................           --     1,000,000    29,422,889    10,000,000            --
  Redemption of preferred stock...........           --            --       (12,500)      (12,500)      (12,500)
  Dividends paid..........................   (1,213,131)   (1,078,510)   (4,449,027)   (4,307,677)   (4,225,627)
  Repurchases of common and preferred
    stock.................................      (26,268)     (104,582)     (385,863)   (1,067,468)           --
  Proceeds from common stock issuances....      282,646        49,092       312,731       643,600       109,869
  Minority interest.......................           --            --            --     1,360,998            --
  Other...................................       (6,105)       27,395            --        87,879      (136,269)
                                            -----------   -----------   -----------   -----------   -----------
         Net cash provided by (used in)
           financing activities...........     (962,858)     (106,605)    3,606,341     4,489,832    (4,904,527)
                                            -----------   -----------   -----------   -----------   -----------
         Net (decrease) increase in cash
           and cash equivalents...........       72,517            --     2,807,887    (2,162,698)   (2,588,506)
Cash and cash equivalents -- beginning of
  year....................................    2,807,887            --            --     2,162,698     4,751,204
                                            -----------   -----------   -----------   -----------   -----------
Cash and cash equivalents -- end of
  year....................................  $ 2,880,404            --   $ 2,807,887   $        --   $ 2,162,698
                                            ===========   ===========   ===========   ===========   ===========
Supplemental cash flow information:
  Cash paid for income taxes..............  $   185,340   $   615,000   $ 4,827,202   $ 7,912,449   $ 6,474,267
  Cash paid for interest..................           --       178,866     1,093,473       390,735       310,099

          See accompanying notes to consolidated financial statements.

                            CT COMMUNICATIONS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                        5% SERIES    4.5% SERIES   DISCOUNT                                                OTHER
                        PREFERRED     PREFERRED      OF 5%       COMMON       OTHER       UNEARNED     COMPREHENSIVE    RETAINED
                          STOCK         STOCK      PREFERRED      STOCK      CAPITAL    COMPENSATION      INCOME        EARNINGS
                       -----------   -----------   ---------   -----------   --------   ------------   -------------   -----------
Balances at December
 31, 1995............  $ 1,508,700    $200,000     $(16,059)   $27,135,871   $298,083    $ (60,752)     $ 1,196,766    $46,010,093
Net income...........           --          --           --             --         --           --               --     10,461,421
Issuance of 14,136
 shares of Common
 Stock...............           --          --           --        262,343         --           --               --             --
Dividends declared:
 5% Preferred Stock..           --          --           --             --         --           --               --        (75,435)
 4.8% Preferred
   Stock.............           --          --           --             --         --           --               --         (8,100)
 4.5% Preferred
   Stock.............           --          --           --             --         --           --               --         (9,000)
 Common Stock........           --          --           --             --         --           --               --     (4,133,092)
Tax benefit from
 exercise of stock
 options.............           --          --           --             --         --           --               --         14,126
Other comprehensive
 income..............           --          --           --             --         --           --       (1,001,347)            --
Unearned compensation
 related to the
 granting of 8,548
 shares of restricted
 Common Stock, net of
 $25,172 earned
 during the year.....           --          --           --             --         --     (127,303)              --             --
                       -----------    --------     --------    -----------   --------    ---------      -----------    -----------
Balances at December
 31, 1996............    1,508,700     200,000      (16,059)    27,398,214    298,083     (188,055)         195,419     52,260,013
                       -----------    --------     --------    -----------   --------    ---------      -----------    -----------
Net income...........           --          --           --             --         --           --               --     13,840,849
Issuance of 53,076
 shares of Common
 Stock...............           --          --           --      1,412,339         --           --               --             --
Issuance of stock
 options.............           --          --           --         74,279         --           --               --             --
Repurchases of
 shares:
 11,456 shares of 5%
   Preferred Stock...   (1,145,600)         --       16,059        362,039         --           --               --             --
 782 shares of 4.5%
   Preferred Stock...           --     (78,200)          --         46,920         --           --               --             --
 9,090 shares of
   Common Stock......           --          --           --       (253,046)        --           --               --             --
Dividends declared:
 5% Preferred Stock..           --          --           --             --         --           --               --        (56,298)
 4.8% Preferred
   Stock.............           --          --           --             --         --           --               --         (7,775)
 4.5% Preferred
   Stock.............           --          --           --             --         --           --               --         (9,000)
 Common Stock........           --          --           --             --         --           --               --     (4,234,604)

                           TOTAL
                       STOCKHOLDERS'
                          EQUITY
                       -------------
Balances at December
 31, 1995............  $ 76,272,702
Net income...........    10,461,421
Issuance of 14,136
 shares of Common
 Stock...............       262,343
Dividends declared:
 5% Preferred Stock..       (75,435)
 4.8% Preferred
   Stock.............        (8,100)
 4.5% Preferred
   Stock.............        (9,000)
 Common Stock........    (4,133,092)
Tax benefit from
 exercise of stock
 options.............        14,126
Other comprehensive
 income..............    (1,001,347)
Unearned compensation
 related to the
 granting of 8,548
 shares of restricted
 Common Stock, net of
 $25,172 earned
 during the year.....      (127,303)
                       ------------
Balances at December
 31, 1996............    81,656,315
                       ------------
Net income...........    13,840,849
Issuance of 53,076
 shares of Common
 Stock...............     1,412,339
Issuance of stock
 options.............        74,279
Repurchases of
 shares:
 11,456 shares of 5%
   Preferred Stock...      (767,502)
 782 shares of 4.5%
   Preferred Stock...       (31,280)
 9,090 shares of
   Common Stock......      (253,046)
Dividends declared:
 5% Preferred Stock..       (56,298)
 4.8% Preferred
   Stock.............        (7,775)
 4.5% Preferred
   Stock.............        (9,000)
 Common Stock........    (4,234,604)

                        5% SERIES    4.5% SERIES   DISCOUNT                                                OTHER
                        PREFERRED     PREFERRED      OF 5%       COMMON       OTHER       UNEARNED     COMPREHENSIVE    RETAINED
                          STOCK         STOCK      PREFERRED      STOCK      CAPITAL    COMPENSATION      INCOME        EARNINGS
                       -----------   -----------   ---------   -----------   --------   ------------   -------------   -----------
Other comprehensive
 income..............           --          --           --             --         --           --        5,974,024             --
Unearned compensation
 related to the
 granting of 27,476
 shares of restricted
 Common Stock, net of
 $140,931 earned
 during the year.....           --          --           --             --         --     (629,848)              --             --
                       -----------    --------     --------    -----------   --------    ---------      -----------    -----------
Balances at December
 31, 1997............      363,100     121,800           --     29,040,745    298,083     (817,903)       6,169,443     61,793,185
                       -----------    --------     --------    -----------   --------    ---------      -----------    -----------
Net income...........           --          --           --             --         --           --               --     13,382,410
Issuance of 205,488
 shares of Common
 Stock...............           --          --           --      6,559,335         --           --               --             --
Issuance of stock
 options.............           --          --           --        425,619         --           --               --             --
Repurchases of
 shares:
 191 shares of 5%
   Preferred Stock...      (19,100)         --           --          3,079         --           --               --             --
 590 shares of 4.5%
   Preferred Stock...           --     (59,000)          --         27,824         --           --               --             --
 9,570 shares of
   Common Stock......           --          --           --       (308,275)        --           --               --             --
Dividends declared:
 5% Preferred Stock..           --          --           --             --         --           --               --        (19,398)
 4.8% Preferred
   Stock.............           --          --           --             --         --           --               --         (5,382)
 4.5% Preferred
   Stock.............           --          --           --             --         --           --               --         (3,677)
 Common Stock........           --          --           --             --         --           --               --     (4,420,570)
Other comprehensive
 income..............           --          --           --             --         --           --        6,931,305             --
Unearned compensation
 related to the
 granting of 8,084
 shares of restricted
 Common Stock, net of
 $385,316 earned
 during the year.....           --          --           --             --         --      120,565               --             --
                       -----------    --------     --------    -----------   --------    ---------      -----------    -----------
Balances at December
 31, 1998............  $   344,000    $ 62,800     $     --    $35,748,327   $298,083    $(697,338)     $13,100,748    $70,726,568
                       ===========    ========     ========    ===========   ========    =========      ===========    ===========

                           TOTAL
                       STOCKHOLDERS'
                          EQUITY
                       -------------
Other comprehensive
 income..............     5,974,024
Unearned compensation
 related to the
 granting of 27,476
 shares of restricted
 Common Stock, net of
 $140,931 earned
 during the year.....      (629,848)
                       ------------
Balances at December
 31, 1997............    96,968,453
                       ------------
Net income...........    13,382,410
Issuance of 205,488
 shares of Common
 Stock...............     6,559,335
Issuance of stock
 options.............       425,619
Repurchases of
 shares:
 191 shares of 5%
   Preferred Stock...       (16,021)
 590 shares of 4.5%
   Preferred Stock...       (31,176)
 9,570 shares of
   Common Stock......      (308,275)
Dividends declared:
 5% Preferred Stock..       (19,398)
 4.8% Preferred
   Stock.............        (5,382)
 4.5% Preferred
   Stock.............        (3,677)
 Common Stock........    (4,420,570)
Other comprehensive
 income..............     6,931,305
Unearned compensation
 related to the
 granting of 8,084
 shares of restricted
 Common Stock, net of
 $385,316 earned
 during the year.....       120,565
                       ------------
Balances at December
 31, 1998............  $119,583,188
                       ============

          See accompanying notes to consolidated financial statements.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                               THREE MONTHS ENDED
                                                    MARCH 31,
                                                   (UNAUDITED)                 YEARS ENDED DECEMBER 31,
                                            -------------------------   ---------------------------------------
                                               1999          1998          1998          1997          1996
                                            -----------   -----------   -----------   -----------   -----------
Net income after extraordinary item.......  $ 3,870,048   $ 3,137,453   $13,382,410   $13,840,849   $10,461,421
Other comprehensive income, net of tax
  Unrealized holding gains (losses) on
    available-for-sale securities.........    9,964,349     7,956,064     6,931,305     5,974,024    (1,001,347)
                                            -----------   -----------   -----------   -----------   -----------
Comprehensive income......................  $13,834,397   $11,093,517   $20,313,715   $19,814,873   $ 9,460,074
                                            ===========   ===========   ===========   ===========   ===========

          See accompanying notes to consolidated financial statements.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       DECEMBER 31, 1998, 1997, AND 1996
            (INCLUDING CERTAIN DATA APPLICABLE TO UNAUDITED PERIODS)

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Principles of Consolidation and Organization

     These consolidated financial statements include the accounts of CT Communications, Inc. (the Company), a holding company, and its wholly-owned subsidiaries, The Concord Telephone Company ("CTC"), CTC Long Distance Services, Inc. ("CTC LDS"), CT Cellular, Inc., Carolina Personal Communications, Inc. (dba "CT Wireless, Inc."), CT Wireless Cable, Inc., CTC Exchange Services, Inc., CT Global Telecommunications, Inc. ("CTGT"), CT Communications Northeast Trust, and CTC Internet Services, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

     CT Communications, Inc. and subsidiaries operate entirely in the communications industry. Concord Telephone, the Company's principal subsidiary, provides local telephone service as well as telephone and equipment rental to customers who are primarily residents of Cabarrus, Stanly and Rowan counties in North Carolina. The Company also provides long distance service via CTC LDS. CT Cellular owns and accounts for investments in two general partnerships which provide cellular mobile telephone services to various counties in North and South Carolina. CT Wireless, which began operations in 1996, accounts for the retail operations and services provided in relation to personal communications services, a new wireless telecommunications system which includes voice, data interface and paging. CT wireless Cable, which was established in 1996, accounts for an investment in Wireless One of North Carolina, LLC, which participates in the wireless cable television market in North Carolina. CTC Exchange Services, which was established in 1997, was formed to provide competitive local telephone service in North Carolina. CT Global, which became a subsidiary in 1997, was formed to build telecommunications networks outside of the United States. CT Communications Northeast Trust was formed in 1998 to hold the Company's investment securities and investments in affiliates. CTC Internet Services, Inc., which was established in 1998 as a result of the Company's acquisition of G.A. Technologies, doing business as Vnet (note 5), was formed to provide internet services to customers in North Carolina.

     Effective April 1, 1997, the Company discontinued application of Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation." See note 14 for further discussion of the impacts of discontinuance of SFAS No. 71.

  (b) Reclassifications

     In certain instances, amounts previously reported in the 1997 and 1996 consolidated financial statements have been reclassified to conform with the 1998 consolidated financial statement presentation. Such reclassifications have no effect on net income or retained earnings as previously reported.

  (c) Property, Plant and Equipment

     Telephone plant in service is stated at original cost and includes certain indirect costs consisting of payroll taxes, pension and other fringe benefits, administrative, and general cost.

     Depreciation is calculated using the straight-line method over the estimated useful lives of the respective assets.

     Prior to the Company's discontinued applications of SFAS No. 71 on April 1, 1997 (see note 14), depreciation on telephone plant in service was provided on a straight-line basis using composite rates

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES acceptable to the regulatory authorities. During 1996, under authority of the North Carolina Utilities Commission (the Commission), the Company recorded additional amortization relating to certain telephone plant accounts. Such "special amortization," as approved by the Commission, increased the Company's total depreciation and amortization expense and related accumulated depreciation by $574,363 in 1996.

     Maintenance, repairs, and minor renewals are primarily charged to maintenance expense accounts. Additions, renewals, and betterments are charged to telephone plant accounts. The original cost of depreciable property retired is removed from telephone plant accounts and charged to accumulated depreciation, which is credited with the salvage less removal cost. Under this method, no profit or loss is calculated on ordinary retirements of depreciable property.

     See note 14 for a discussion of SFAS No. 71 and its effect on property, plant and equipment.

  (d) Investment Securities

     Investment securities at December 31, 1998 and 1997 consist of state, county and municipal debt securities, and corporate equity securities. The Company classifies its debt and equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

     Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of other comprehensive income until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis.

     A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when earned.

     At December 31, 1998 and 1997, all securities are classified as available-for-sale securities.

  (e) Investments in Affiliated Companies

     The Company has interests in several partnerships and corporations which operate in the communications industry. Investments in affiliates over which the Company has the ability to exercise significant influence are accounted for by the equity method.

  (f) Materials and Supplies

     Materials and supplies are valued principally at the lower of average cost (first-in, first-out method) or market.

  (g) Income Taxes

     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     Investment tax credits related to telephone plant have been deferred and amortized as a reduction of federal income tax expense over the estimated useful lives of the assets giving rise to the credits. Unamortized deferred investment tax credits are treated as temporary differences.

  (h) Revenue Recognition

     Local and toll service and access charges are recognized when earned regardless of the period in which they are billed.

  (i) Intangibles

     Intangibles consist primarily of goodwill representing the excess of the purchase price of Vnet and tarheel.net (note 5) over the fair value of the net assets acquired. Goodwill is amortized using the straight line method over 10 years. Amortization expense and accumulated amortization at December 31, 1998 amounted to $483,770.

  (j) Cash Equivalents

     For purposes of the statement of cash flows, the Company considers all short-term investments with original maturities at the date of purchase of three months or less to be cash equivalents.

  (k) Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (l) Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

     The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (m) Stock Option Plans

     Statement of Financial Accounting Standards (SFAS) No. 123 allows entities to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

  (n) Recent Accounting Pronouncements

     On January 1, 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 130 "Reporting Comprehensive Income". SFAS No. 130 requires companies to display, with the same prominence as other financial statements, the components of comprehensive income. Items considered to be other comprehensive income include adjustments made for unrealized holding gains and losses on available-for-sale securities.

     During 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way public business enterprises are to report information about operating segments in annual financial statements and requires those enterprises to report selected financial information about operating segments in interim financial reports issued to shareholders.

     During 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 132, "Employers' Disclosures About Pension and Other Postretirement Benefits" and has revised its disclosures for its pension and postretirement plans accordingly.

(2)  NOTES RECEIVABLE

     At December 31, 1998 and 1997, the Company had notes receivables of $1,513,500 and $1,810,500 due from US Telecom Holdings, Inc. ("USTH") with interest at 9.75%. The notes are secured by a first priority security interest in 4,950.50 shares of common stock of Telco Investors II, Inc. owned by USTH and are due April 1, 1999. Interest due to the Company as of December 31, 1998 and 1997 was $170,131 and $58,245, respectively.

(3)  INVESTMENT SECURITIES

     The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for the Company's investments by major security type and class of security at December 31, 1998 and 1997, were as follows:

                                                       GROSS         GROSS
                                                    UNREALIZED    UNREALIZED
                                       AMORTIZED      HOLDING       HOLDING        FAIR
                                          COST         GAINS        LOSSES         VALUE
                                       ----------   -----------   -----------   -----------
At March 31, 1999 (Unaudited)
Available-for-sale:
  State, county and municipal debt
     securities......................  $  122,786   $        --   $        --   $   122,786
  Equity securities..................   5,835,891    30,343,944      (555,059)   35,624,776
                                       ----------   -----------   -----------   -----------
                                       $5,958,677   $30,343,944   $  (555,059)  $35,747,562
                                       ==========   ===========   ===========   ===========
At December 31, 1998
Available-for-sale:
  State, county and municipal debt
     securities......................  $  116,681   $        --   $        --   $   116,681
  Equity securities..................   4,140,229    23,667,578    (3,141,596)   24,666,211
                                       ----------   -----------   -----------   -----------
                                       $4,256,910   $23,667,578   $(3,141,596)  $24,782,892
                                       ==========   ===========   ===========   ===========

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                       GROSS         GROSS
                                                    UNREALIZED    UNREALIZED
                                       AMORTIZED      HOLDING       HOLDING        FAIR
                                          COST         GAINS        LOSSES         VALUE
                                       ----------   -----------   -----------   -----------
At December 31, 1997
Available-for-sale:
  Certificates of deposit............  $  168,979   $        --   $        --   $   168,979
  Equity securities..................   4,290,011    13,165,751    (2,831,005)   14,624,757
                                       ----------   -----------   -----------   -----------
                                       $4,458,990   $13,165,751   $(2,831,005)  $14,793,736
                                       ==========   ===========   ===========   ===========

     In 1998 and 1997, proceeds from the sale of investment securities available for sale were $1,473,727 and $2,306,812 and included in income were gross realized gains of $1,274,437 and $1,389 and gross realized losses of $160,891 and $25,162, respectively.

(4)  INVESTMENTS IN AFFILIATED COMPANIES

     Investments in affiliated companies consist of the following:

                                               1998        MARCH 31,
                                            OWNERSHIP        1999
                                            PERCENTAGE    (UNAUDITED)       1998          1997
                                            ----------    -----------    -----------   -----------
Equity Method:
  Palmetto MobileNet, L.P.................     19.54%     $11,320,122    $10,262,329   $        --
  RSA 15 Partnership......................        --               --             --     7,478,888
  Maxcom Telecomunicaciones, S.A. de
     C.V..................................     16.20        8,566,777      8,566,777     6,860,000
  Wireless One of North Carolina, LLC.....     49.05        4,257,563      4,366,105     4,100,204
  BellSouth Carolinas PCS, LP.............      1.95        1,468,678      1,896,667     3,752,556
  U.S. Telecom Holdings...................     27.70          521,539        695,385     1,895,385
  Ellerbe-Concord Partnership.............        --               --             --     1,268,571
  Access On...............................     19.58           97,719        118,476       186,919
Cost Method:
  Illuminet Holdings, Inc.................      4.00        1,068,624      1,068,624     1,068,624
  ITC Holding Company.....................      4.40        2,724,129      2,724,129     2,724,129
  Other...................................   various           91,302         91,302       215,050
                                                          -----------    -----------   -----------
                                                          $30,116,453    $29,798,794   $29,550,326
                                                          ===========    ===========   ===========

     CT Cellular, Inc. and Ellerbe Telephone entered into agreements to exchange their respective interests in RSA 4/5 and RSA 15 for interests in Palmetto MobileNet, L.P., a South Carolina limited partnership. In April 1998, the Federal Communications Commission approved the transaction which was deemed effective as of January 1, 1998.

     Maxcom Telecomunicaciones, S.A. de C.V. ("Maxcom," formerly known as Amaritel, S.A. de C.V.) is creating a competitive telecommunications company offering local, long distance, and network telecommunications services in Mexico. The Company's investment in Maxcom is through its subsidiary, CTGT.

     The purpose of Wireless One of North Carolina, LLC is to develop and deploy wireless cable in North Carolina.

     BellSouth Carolinas PCS, L.P. is in the business of providing digital personal communications services that competes with cellular phone service.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

     U.S. Telecom Holdings is in the business of investing directly or indirectly in regional operating telephone companies in Hungary, Mexico and other developing countries.

     Access On, in cooperation with the Company and thirteen other North Carolina independent telephone companies, was formed to build and operate a broadband backbone telecommunications network throughout much of North Carolina. As a result of the Company's significant influence over this company's operating and financial policies, this investment is accounted for under the equity method.

     ITC Holding Company structurally separated ITC-DeltaCom, Inc. ("Deltacom") (a publicly held company) and its subsidiaries from ITC Holding Company. ITC Holding Company created the "New ITC Holding Company," of which the Company received one share of stock for each share of "Old ITC Holding Company" stock. The Company also received 2.3 shares of Deltacom stock for each share of "Old ITC Holding Company" stock. The investment in Deltacom is included in available-for-sale equity securities in note 3.

     Illuminet Holdings, Inc., formerly USTN Holdings, Inc., provides network services such as seamless routing for wireless services and database and billing support.

     Included in the Company's share of earnings from affiliates accounted for under the equity method for 1998 were total losses of $4,693,034 and total income of $5,124,122. 100% of the income was attributable to Palmetto Mobile Net.

     Summarized unaudited financial position information for Palmetto Mobile Net as of December 31, 1998 is as follows: current assets -- $26,402,498; property and other non-current assets -- $82,963,255; current liabilities -- $8,667,110; partners' capital -- $100,698,643. Summarized unaudited combined results of operations for this entity for the year ended December 31, 1998, is as follows: revenues -- $136,662,613; operating income -- $51,266,827 and net income $51,612,899.

(5)  ACQUISITIONS

     On May 8, 1998, the Company acquired G.A. Technologies, Inc., an internet provider based in Charlotte, North Carolina doing business as Vnet, for $6,449,134. This transaction was structured as a merger of Vnet into the Company's subsidiary, CTC Internet Services, Inc. Pursuant to the merger, the shareholders of Vnet exchanged their Vnet shares for shares of the Company's common stock. This transaction was accounted for under the purchase method of accounting and the total purchase has been allocated to assets and liabilities assumed as follows:

Cash........................................................  $   27,216
Accounts receivable.........................................     123,829
Deferred taxes..............................................      35,037
Prepaid expenses............................................      45,558
Property, plant & equipment.................................     407,929
Goodwill....................................................   6,354,910
Other intangibles...........................................      38,772
Accounts payable............................................    (366,426)
Customer deposits...........................................    (217,691)
                                                              ----------
Total purchase price........................................  $6,449,134
                                                              ==========

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

     On December 23, 1998, the Company acquired tarheel.net, an internet provider based in Hickory, North Carolina, for $110,000. The total purchase price has been allocated to assets acquired as follows:

Accounts receivable.........................................  $  4,713
Property, plant & equipment.................................    11,500
Goodwill....................................................    93,787
                                                              --------
          Total purchase price..............................  $110,000
                                                              ========

     Results of operations for the acquired entities have been included from the date of acquisition. Pro forma results for these two entities are not material to the consolidated financial statements.

(6)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following methods and assumptions were used to estimate the fair value of the company's financial instruments:

          Cash and cash equivalents, short-term investments, accounts receivable, notes receivable, other assets, accounts payable and accrued expenses -- the carrying amount approximates fair value because of the short maturity of these instruments.

          Investment Securities -- debt and equity securities are carried at market value.

          Long-term debt -- the fair value of the Company's long-term debt is estimated by discounting the scheduled payment streams to present value based on current rates for similar instruments of comparable maturities.

     Based on the methods and assumptions noted above, the estimated fair values of the Company's financial instruments and carrying amounts at December 31 are as follows:

                                                1998                        1997
                                      -------------------------   -------------------------
                                                     ESTIMATED                   ESTIMATED
                                       CARRYING        FAIR        CARRYING        FAIR
                                        AMOUNT         VALUE        AMOUNT         VALUE
                                      -----------   -----------   -----------   -----------
Financial liabilities:
Long-term debt and redeemable
  Preferred Stock, including current
  maturities........................  $20,137,500   $20,137,500   $ 2,009,000   $ 2,009,000
                                      ===========   ===========   ===========   ===========

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

(7)  LONG-TERM DEBT

     Long-term debt at December 31 consists of the following:

                                                   MARCH 31,
                                                     1999
                                                  (UNAUDITED)      1998          1997
                                                  -----------   -----------   -----------
Line of credit with interest at LIBOR plus .5%
  (5.57% at December 31, 1998) due December 31,
  2000, renewable for two separate two-year
  extensions through December 31, 2004..........  $20,000,000   $20,000,000   $        --
Line of credit (at 7.25%), paid in 1998.........           --            --    10,000,000
Note payable to a bank (at 7.25%), paid in
  1998..........................................           --            --     1,859,000
                                                  -----------   -----------   -----------
Total long-term debt............................   20,000,000    20,000,000    11,859,000
Less: current installments......................           --            --       620,000
                                                  -----------   -----------   -----------
Long-term debt, excluding current
  installments..................................  $20,000,000   $20,000,000   $11,239,000
                                                  ===========   ===========   ===========

     The Company has an available line of credit totaling $60,000,000, of which $20,000,000 was outstanding at December 31, 1998.

(8)  REDEEMABLE PREFERRED STOCK

     The 4.8% redeemable Preferred Stock is callable at a redemption price of $100 a share plus accumulated dividends. Sinking fund requirements in the next five years are $12,500 annually.

     There have been no changes in the 4.8% series Preferred Stock in the three years ended December 31, 1998, other than the annual sinking fund requirement of $12,500.

(9)  COMMON STOCK AND PREFERRED STOCK NOT SUBJECT TO MANDATORY REDEMPTION

     There are 100,000,000 shares of voting Common Stock, no par value, authorized.

     In August 1997, the company effected a three-for-two stock split in the form of a one-for-two stock distribution to stockholders of record at August 1, 1997. In January 1999, the Company effected a recapitalization plan creating one class of common stock (see note 18). Earnings per share, dividends per share and weighted average shares outstanding have been retroactively restated for all years presented.

     Cash dividends per share of Common Stock are as follows: $.48 in 1998, $.47 in 1997; and $.46 in 1996.

     Preferred Stock is comprised of cumulative $100 par value 5% and 4.5% series stock. There are 17,000 shares of the 5% series stock authorized. There are 2,000 shares of the 4.5% series stock authorized.

(10)  STOCK COMPENSATION PLANS

     At December 31, 1998, the Company has five stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for its fixed stock option plans and its stock purchase plan. Had compensation cost for the Company's stock-based compensation plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                                 1998          1997
                                                              -----------   -----------
Net income
  As Reported                                                 $13,382,410   $13,840,849
  Pro forma.................................................   13,322,783    13,814,363
Basic earnings per common share
  As Reported...............................................         1.45          1.52
  Pro forma.................................................         1.44          1.46
Diluted earnings per common share
  As Reported...............................................         1.44          1.51
  Pro Forma.................................................         1.43          1.46

     The Company has an Executive Stock Option Plan (the Plan) to allow key employees to increase their holdings of the Company's Common Stock. 45,000 shares of Common Stock were reserved for issuance under the Plan. At December 31, 1998, all shares reserved for issuance have been granted. Options are granted at prices determined by the board of directors, generally the most recent sales price at the date of grant, and must be exercised within five years of the date of grant. Options are exercisable immediately when granted. Activity under the Plan for each of the years in the three-year period ended December 31, 1998, is as follows:

                                                                NUMBER     WEIGHTED AVERAGE
                                                              OF OPTIONS    EXERCISE PRICE
                                                              ----------   ----------------
Options outstanding and exercisable at December 31, 1995....    24,840           $13
  Options granted...........................................        --            --
  Options exercised.........................................    (3,476)           10
                                                                ------           ---
Options outstanding and exercisable at December 31, 1996....    21,364            13
  Options granted...........................................        --            --
  Options exercised.........................................      (448)           12
  Options forfeited.........................................       (24)           12
                                                                ------           ---
Options outstanding and exercisable at December 31, 1997....    20,892            13
  Options granted...........................................        --            --
  Options exercised.........................................    (8,468)           11
                                                                ------           ---
Options outstanding and exercisable at December 31, 1998....    12,424           $14
                                                                ======           ===

     As of December 31, 1998 and 1997, the 12,424 and 20,892 options outstanding and exercisable have exercise prices between $11 and $14 and a weighted-average remaining contractual life of 6 months and 1.3 years, respectively.

     The Company has a Comprehensive Stock Option Plan (the Plan) to allow key employees to increase their holdings of the Company's Common Stock. 90,000 shares of Common Stock have been reserved for issuance under the Plan. At December 31, 1998, the number of Common Stock reserved for issuance but ungranted was 240 shares. Options are granted at prices determined by the board of directors, generally the most recent sales price at the date of grant, and must be exercised within ten years of the date of grant. Options become exercisable over periods from six months to four years after the grant date.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

     Activity under the Plan for each of the years in the three-year period ended December 31, 1998 is as follows:

                                                                NUMBER     WEIGHTED AVERAGE
                                                              OF OPTIONS    EXERCISE PRICE
                                                              ----------   ----------------
Options outstanding at December 31, 1995....................    55,800           $18
  Options granted...........................................        --            --
  Options exercised.........................................        --            --
                                                                ------           ---
Options outstanding at December 31, 1996....................    55,800            18
  Options granted...........................................    33,956            18
  Options exercised.........................................      (600)           18
  Options forfeited.........................................    (3,000)           18
                                                                ------           ---
Options outstanding at December 31, 1997....................    86,156            18
  Options granted...........................................        --            --
  Options exercised.........................................    (2,656)           18
  Options forfeited.........................................    (5,308)           18
                                                                ------           ---
Options outstanding at December 31, 1998....................    78,192           $18
                                                                ======           ===
Options exercisable at December 31, 1998....................    55,456           $18
                                                                ======           ===

     As of December 31, 1998 and 1997, the 78,192 and 86,156 options outstanding have exercise prices between $15 and $18 and a weighted-average remaining contractual life of 7.5 and 8.5 years, respectively.

     The per share fair value of stock options granted in 1997 was $6 at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1997 -- Dividend yield of 2.7%, expected volatility of 20%; risk-free interest rate of 6%; and expected lives of 10 years.

     The Company has a Restricted Stock Award Program (the Program) to provide deferred compensation and additional equity participation to certain executive management and key employees. The aggregate amount of Common Stock that may be awarded to participants under the Program is 90,000 shares. The Company records deferred compensation in the amount of the fair market value of the stock granted and amortizes this amount on a straight line basis over the restricted period, generally 4 to 10 years. In 1998, 1997 and 1996, respectively, the Company granted 3,856, 27,476 and 8,548 shares to participants with a weighted-average fair value of $33, $19, and $18. Deferred compensation at December 31, 1998 and 1997, respectively was $697,338 and $817,903, which is disclosed net of accumulated amortization of $385,316 and $170,359, in the consolidated statements of stockholders' equity.

     In 1996, a Director Compensation Plan (the Plan) was approved to provide each member of the board of directors the right to receive the Director's compensation in shares of Common Stock or cash, at the Director's discretion. An aggregate of 45,000 shares have been reserved for issuance under the Plan. All compensation for a Director who elects to receive shares of stock in lieu of cash will be converted to shares of stock based upon the fair market value of the common stock on the grant date. The initial grant date is the first day that is six months and one day following the Directors election. All subsequent compensation shall be converted to shares of Common Stock based upon the fair market value of the Common Stock on the date such compensation is paid or made available to the Director. During 1998, 1997 and 1996, the Company granted 2,608, 3,132 and 2,112 shares, respectively, with an average fair market value of $33, $29 and $22, respectively.

     During 1997, the CT Communications, Inc. Omnibus Stock Compensation Plan (the Plan) was approved. 400,000 shares of Common Stock have been reserved for issuance under the Plan. The Plan provides for awards of stock, stock options and stock appreciation rights. At December 31, 1998, the

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES number of Common Stock reserved for issuance but ungranted was 379,248 shares. Options are granted at prices determined by the board of directors, generally the most recent sales price at the date of grant, and must be exercised within ten years of the date of grant.

     Activity under the Plan for the year ended December 31, 1998 is as follows:

                                                                NUMBER     WEIGHTED AVERAGE
                                                              OF OPTIONS    EXERCISE PRICE
                                                              ----------   ----------------
Options outstanding at December 31, 1997
  Options granted...........................................    20,752            33
  Options exercised.........................................        --            --
  Options forfeited.........................................        --            --
                                                                ------           ---
Options outstanding at December 31, 1998....................    20,752           $33
                                                                ======           ===
Options exercisable at December 31, 1998....................        --           $--
                                                                ======           ===

     As of December 31, 1998, the 20,752 options outstanding have exercise prices of $33 and a weighted-average remaining contractual life of 9.2 years.

     The per share fair value of stock options granted in 1998 was $13 at the date of grant. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions: 1998 -- dividend yield of 1.5%; expected volatility of 20%; risk-free interest rate of 6%, and expected lives of 10 years.

(11)  EMPLOYEE STOCK PURCHASE PLAN

     The Company approved Employee Stock Purchase Plans in 1997 (the Plan) which authorized 48,000 shares of Common Stock to be offered to all employees eligible to buy shares. Purchase price of shares is 100% of fair market value with the option to finance up to 100% of purchase by payroll deduction over a period of up to 24 months at 6% interest. 2,344 and 21,420 shares were issued under the Plan at a purchase price of $33 and $30 per share in 1998 and 1997, respectively.

(12) EMPLOYEE BENEFIT PLANS

  (a) Pension Plan and Savings Plan

     The Company has a trusteed, defined benefit, noncontributory pension plan covering substantially all of its employees. The benefits are based on years of service and the employee's highest five consecutive plan years of compensation. Contributions to the plan are based upon the Entry Age Normal Method with Frozen Initial Liability and comply with the funding requirements of the Employee Retirement Income Security Act. Since the plan is adequately funded, there have been no contributions made in 1998 or 1997. Plan assets are invested primarily in common stocks, long-term bonds and U.S. treasury notes.

     The following table sets forth the funded status of the Company's pension plan and amounts recognized in the Company's financial statements at December 31, 1998 and 1997.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

                                                              DECEMBER 31,   DECEMBER 31,
                                                                  1998           1997
                                                              ------------   ------------
Change in Benefit Obligation
Benefit Obligation at end of prior plan year................  $(28,633,948)  $(26,375,271)
Service Cost................................................      (776,031)      (666,447)
Interest Cost...............................................    (1,961,462)    (1,893,377)
Actuarial Gain/(Loss).......................................      (258,303)    (1,527,066)
Actual Distributions........................................     1,583,191      1,828,213
                                                              ------------   ------------
Benefit Obligation at end of year...........................  $(30,046,553)  $(28,633,948)
                                                              ============   ============
Change in Plan Assets
Plan Assets at Fair Value at Beginning of Year..............  $ 40,472,587   $ 32,848,100
Actual Return on plan assets................................     3,539,124      9,452,700
Actual Distributions........................................    (1,583,191)    (1,828,213)
                                                              ------------   ------------
Plan Assets at Fair Value at End of Year....................  $ 42,428,520   $ 40,472,587
                                                              ============   ============
(Accrued)/Prepaid Pension Cost
Funded Status...............................................  $ 12,381,967   $ 11,838,639
Unrecognized net actuarial (Gain)/Loss......................   (13,214,157)   (13,440,795)
Unrecognized Prior Service Cost.............................       (34,991)       (38,490)
Unrecognized Transition Obligation/(Asset)..................      (264,249)      (330,310)
                                                              ------------   ------------
Net Amount Recognized.......................................  $ (1,131,430)  $ (1,970,956)
                                                              ============   ============

     The Company also has an unqualified Supplemental Executive Retirement Plan. Accrued costs related to this plan were $280,000 at December 31, 1998.

     Net pension cost for 1998, 1997, and 1996 included the following:

                                                     1998          1997          1996
                                                  -----------   -----------   -----------
Service cost, benefits earned during the
  period........................................  $   776,031   $   666,447   $   651,591
Interest cost on projected benefit obligation...    1,961,462     1,893,377     1,724,700
Actual return on plan assets....................   (3,539,124)   (9,452,700)   (3,784,646)
Net amortization and deferral...................      (37,895)    6,776,734     1,309,296
                                                  -----------   -----------   -----------
Net periodic pension credit.....................  $  (839,526)  $  (116,142)  $   (99,059)
                                                  ===========   ===========   ===========

     The weighted average discount rate of 7% in 1998, 1997 and 1996 and the rate of increase in future compensation levels of 5% in 1998, 1997 and 1996 were used in determining the actuarial present value of the projected benefit obligations at the end of the year. The assumed long-term rate of return on pension plan assets was 7.5% in 1998, 1997 and 1996.

  (b) Employee Savings Plan

     The Company has a 401(k) salary savings plan which provides that employees may contribute a portion of their salary to the plan on a tax deferred basis. The Company's match of a portion of the employee's contribution totaled $560,311, $265,746 and $229,500 in 1998, 1997, and 1996, respectively.

  (c) Employee Stock Ownership Plan

     The Employee Stock Ownership Plan of The Concord Telephone Company (the
Plan) was originally a defined contribution plan sponsored by the Company. The Company was responsible for all contributions to the Plan. Contributions were in the form of Company stock or cash used to purchase Company stock.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

Prior to the Tax Reform Act of 1986 (the Act), the Company was eligible for certain tax credits as a result of the Plan contributions. Subsequent to the Act, these tax credits were no longer available. As a result, the plan has been frozen. As of January 1, 1987, no more contributions can be made into the plan and no employee may become eligible to participate.

  (d) Postretirement Benefits

     In addition to the Company's defined benefit pension plan, the Company sponsors a health care plan that provides postretirement medical benefits and life insurance coverage to full-time employees who meet minimum age and service requirements. The plan is contributory with respect to coverage for beneficiaries. The Company's policy is to fund the cost of medical benefits on a cash basis.

     The Company has adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and has elected to amortize the transition liability over 15 years. The Statement requires the accrual, during the years that an employee renders the necessary service, of the expected cost of providing those benefits to the employee and employee's beneficiaries and covered dependents.

     The following table presents the plan's accumulated postretirement benefit obligation reconciled with amounts recognized in the Company's balance sheets at December 31, 1998 and 1997:

                                                            DECEMBER 31,   DECEMBER 31,
                                                                1998           1997
                                                            ------------   ------------
Change in Benefit Obligation
Benefit Obligation at end of prior plan year..............  $ (9,532,566)  $(12,789,710)
Service Cost..............................................      (180,087)      (216,693)
Interest Cost.............................................      (608,299)      (631,910)
Amendments................................................            --      4,022,722
Actuarial Gain/(Loss).....................................       437,227         83,025
Other.....................................................       594,826             --
                                                            ------------   ------------
Benefit Obligation at end of year.........................  $ (9,288,899)  $ (9,532,566)
                                                            ============   ============
(Accrued)/Prepaid Postretirement Cost Funded Status.......  $ (9,288,899)  $ (9,532,566)
Unrecognized net actuarial (Gain)/Loss....................    (2,525,808)    (1,868,016)
Unrecognized Prior Service Cost...........................    (3,017,078)    (3,519,925)
Unrecognized Transition Obligation/(Asset)................     4,282,581      4,894,379
                                                            ------------   ------------
Net Amount Recognized.....................................  $(10,549,204)  $(10,026,128)
                                                            ============   ============

     During 1997, Plan benefits were expanded to include Medicare supplements and additional medical benefits resulting in increased postretirement benefit costs.

     Net periodic postretirement benefit cost for 1998, 1997 and 1996 includes the following components:

                                                        1998        1997         1996
                                                      ---------   ---------   ----------
Service cost........................................  $ 180,087   $ 216,693   $  321,990
Interest cost.......................................    608,299     631,910      828,192
Amortization of transition obligation over 15
  years.............................................    611,798     611,798      611,798
Amortization of gain................................   (101,181)    (74,769)     (72,216)
Amortization of prior service cost..................   (502,847)   (502,847)          --
                                                      ---------   ---------   ----------
Net periodic postretirement benefit cost............  $ 796,156   $ 882,785   $1,689,764
                                                      =========   =========   ==========

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

     For measurement purposes, a 10.0% percent annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for 1998 and the rate was assumed to decrease annually to 5.5% by the year 2003 and to remain level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1998, to approximately $10,489,025 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1998 to approximately $904,415. Decreasing the assumed health care cost trend rate by one percentage point in each year would decrease the accumulated postretirement benefit obligation as of December 31, 1998, to approximately $8,396,311 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended December 31, 1998 to approximately $707,349.

     The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7% in 1998, 1997 and 1996.

(13)  INCOME TAXES

     Total income taxes for the years ended December 31, 1998, 1997 and 1996 were allocated as follows:

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
Income before extraordinary item.............    $8,926,469    $7,898,159    $6,583,671
Extraordinary item...........................            --     1,493,312            --
                                                 ----------    ----------    ----------
                                                 $8,926,469    $9,391,471    $6,583,671
                                                 ==========    ==========    ==========
Stockholders' equity, for unrealized holding
  gain on debt and equity securities
  recognized for financial reporting
  purposes...................................    $3,605,700    $3,929,182    $ (640,204)
                                                 ==========    ==========    ==========

     Income tax expense (benefit) attributable to income before extraordinary item for the years ended December 31, 1998, 1997, and 1996, consists of:

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
Current:
  Federal....................................    $3,896,673    $6,694,381    $5,385,969
  North Carolina.............................     1,104,868     1,965,013     1,292,799
                                                 ----------    ----------    ----------
                                                  5,001,541     8,659,394     6,678,768
                                                 ----------    ----------    ----------
Deferred:
  Federal, net of investment tax credit
     amortization............................     3,284,653      (651,140)     (111,920)
  North Carolina.............................       640,275      (110,095)       16,823
                                                 ----------    ----------    ----------
                                                  3,924,928      (761,235)      (95,097)
                                                 ----------    ----------    ----------
          Total..............................    $8,926,469    $7,898,159    $6,583,671
                                                 ==========    ==========    ==========

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

     Income tax expense attributable to income before extraordinary item differs from the amounts computed by applying the U.S. federal income tax rate of 35 percent to pretax income from continuing operations as a result of the following:

                                                    1998          1997          1996
                                                 ----------    ----------    ----------
Amount computed at statutory rate............    $7,808,108    $6,824,987    $5,965,782
State income taxes, net of federal income tax
  benefit....................................     1,134,343     1,205,697       851,254
Nontaxable interest income...................        (2,166)      (12,133)     (104,315)
Amortization of federal investment tax
  credit.....................................      (114,885)     (114,885)     (114,885)
Amortization of deferred regulatory
  liability..................................            --            --      (126,256)
Other, net...................................       101,069        (5,507)      112,091
                                                 ----------    ----------    ----------
          Income tax expense.................    $8,926,469    $7,898,159    $6,583,671
                                                 ==========    ==========    ==========

     The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of December 31, 1998 and 1997 were as follows:

                                                               1998           1997
                                                            -----------    -----------
Deferred tax assets:
Accrued postretirement and pension benefits.............    $ 4,638,380    $ 4,804,705
Deferred investment tax credits.........................         98,514        321,678
Environmental remediation costs.........................         21,097        142,280
Accrued incentive.......................................        466,546        492,558
Intangibles.............................................         70,725         99,750
Net operating loss carryforwards........................        554,000        394,000
Other accrued expenses and allowances...................        484,610        529,439
Other...................................................             --        371,174
                                                            -----------    -----------
          Total gross deferred tax assets...............      6,333,872      7,155,584
                                                            -----------    -----------
Less valuation allowance................................       (554,000)      (394,000)
                                                            -----------    -----------
Net deferred tax assets.................................      5,779,872      6,761,584
                                                            -----------    -----------
Deferred tax liabilities:
Property, plant and equipment, primarily related to
  depreciation differences..............................     10,915,270      8,659,278
Unrealized gain on securities...........................      7,698,734      4,054,003
Other...................................................        802,108             --
                                                            -----------    -----------
          Total gross deferred tax liabilities..........     19,416,112     12,713,281
                                                            -----------    -----------
          Net deferred tax liability....................    $13,636,240    $ 5,951,697
                                                            ===========    ===========

     The valuation allowance for deferred tax assets as of January 1, 1998 was $394,000. The net change in the total valuation allowance for the year ended December 31, 1998 was an increase of $160,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more like than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

December 31, 1998. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the period are reduced.

     Subsequently recognized tax benefits relating to the valuation allowance for deferred tax assets as of December 31, 1998, will be allocated to income tax expense.

     At December 31, 1998, the Company has net operating loss carryforwards for state income tax purposes of approximately $8,200,000 which will expire in the years 2001-2013.

(14)  ACCOUNTING FOR THE EFFECTS OF REGULATION

     Prior to April 1, 1997 the Company's regulated operations were subject to the provisions of SFAS 71. Actions of a regulator could provide reasonable assurance of the existence of an asset, reduce or eliminate the value of an asset and impose a liability on a regulated enterprise. Therefore, regulatory assets and liabilities established by the actions of a regulator were required to be recorded, and, accordingly, reflected in the balance sheet of an entity subject to SFAS 71.

     As the result of changes in the manner in which the Company is regulated and the heightened competitive environment, the Company determined that it no longer met the criteria for following SFAS No. 71. As of April 1, 1997, the Company discontinued applying SFAS No. 71. The accounting impact was an extraordinary non-cash gain of $2,239,045, net of applicable income taxes of $1,493,212. Although estimated economic useful lives are shorter than previously used for regulatory approved asset lives, the change has resulted in an increase in net telephone plant due to the Company recording additional depreciation charges totaling $15,414,156 over the prior five years. The effect on future charges for depreciation is not expected to differ materially from what would have been recorded under SFAS No. 71. The components of the gain, pretax, are as follows:

Change in recorded value of long lived telephone plant......  $1,757,824
Elimination of regulatory liabilities.......................   1,974,433
                                                              ----------
          Total.............................................  $3,732,257
                                                              ==========

     The increase in net telephone plant, $1,757,824 pretax, was recorded as a decrease to the related accumulated depreciation accounts. Such change was the result of changing from regulator-approved asset lives, and additional depreciation charges, to estimated economic asset lives.

     The average depreciable lives of affected categories of long-lived telephone plant have been changed to more closely reflect the economic and technological lives. Differences between regulator-approved asset lives and the current economic asset lives are as follows:

                                                         COMPOSITE OF
                                                      REGULATOR-APPROVED   ESTIMATED ECONOMIC
                                                      ------------------   ------------------
                                                         ASSET LIVES          ASSET LIVES
Digital switching...................................          14                   10
Circuit equipment...................................          10                    7
Aerial cable........................................          19                   17
Buried cable........................................          16                   17

     The remaining components of the extraordinary charge, $1,974,433 pretax, was the result of the removal of regulatory liabilities that were recorded as a result of previous actions by regulators. Virtually all of these regulatory liabilities arose in connection with the incorporation of new accounting standards into the ratemaking process and were transitory in nature.

     During 1996, the Company filed a price regulation plan with its state regulators seeking permission to become regulated based on prices rather than traditional rate base rate of return regulation. During 1997,

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES the Company's plan was approved. Under the plan, the Company "rebalanced" its rates, lowering or eliminating many toll rates while bringing the price of monthly local services closer to its underlying costs and significantly expanding it's local and discounted toll calling areas. In exchange for the greater flexibility in setting prices, the Company agreed to open up its markets for competition for local dial-tone services. By rebalancing rates, management believes the Company can compete in emerging markets and still sustain local rates that are affordable.

(15)  SEGMENT INFORMATION

     Effective December 31, 1998, the Company adopted FAS 131, "Disclosures about Segments of an Enterprise and Related Information." In early 1999 the Company reorganized its internal financial reporting to better manage its business segments. As a result the Company has four reportable segments: the incumbent local exchange carrier (ILEC), the competitive local exchange carrier and long distance services (CLEC/LD), internet and data services (ISP) and the digital wireless group (DCS). Results for 1998 and prior years have been reclassified to be comparative to 1999 presentation. Accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on operating profit before other income (expenses) and income taxes. Intersegment sales are accounted for as if the transactions were to third parties.

                                ILEC         CLEC/LD         ISP           DCS          OTHER           TOTAL
                            ------------   ------------   ----------   -----------   ------------   -------------
March 31, 1999:
  External revenues.......  $ 18,804,244   $  4,043,033   $1,306,521   $ 1,065,926   $    112,500   $  25,332,224
  Intersegment revenues...       921,014             --           --         6,826             --         927,840
  Depreciation and
    amortization..........     3,118,207        235,156      224,377        14,607         36,854       3,629,201
  Segment operating
    profit................     6,293,607       (247,165)    (317,455)     (413,123)       (76,472)      5,239,392
  Segment assets..........   132,050,265      2,278,153    6,244,658    (2,540,065)    60,818,088     198,851,099
December 31, 1998:
  External revenues.......  $ 70,646,748   $ 13,883,555   $3,369,305   $ 3,150,786   $    675,000   $  91,725,394
  Intersegment revenues...     5,017,641             --           --            --             --       5,017,641
  Depreciation and
    amortization..........    11,530,611        643,970      553,765        55,196         57,019      12,840,561
  Segment operating
    profit................    25,534,663     (2,354,985)    (388,906)   (1,250,329)       (87,463)     21,452,980
  Segment assets..........   127,179,588      2,644,738    6,735,650    (2,086,098)    49,160,480     183,634,358
December 31, 1997:
  External revenues.......  $ 64,417,269   $ 11,881,063   $  580,217   $ 1,604,965   $         --   $  78,483,514
  Intersegment revenues...     3,629,556             --           --            --             --       3,629,556
  Depreciation and
    amortization..........     9,130,090        411,732       32,088        38,175             --       9,612,085
  Segment operating
    profit................    22,583,696        957,312      (93,090)   (2,220,351)    (1,134,425)     20,093,142
  Segment assets..........   107,059,374      4,331,091      206,629       163,262     35,579,073     147,339,429
December 31, 1996:
  External revenues.......  $ 57,981,521   $  8,584,187   $  192,056   $   296,242   $         --   $  67,054,006
  Intersegment revenues...     2,387,185             --           --            --             --       2,387,185
  Depreciation and
    amortization..........    10,050,369         47,776           --         6,657             --      10,104,802
  Segment operating
    profit................    17,679,860       (963,269)      96,028      (960,981)      (147,599)     15,704,039
  Segment assets..........    90,752,228      4,172,155      103,315       617,947     19,418,318     115,063,963

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

(16)  RECONCILIATION OF BASIC AND DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING

1998:
  Basic weighted average shares outstanding.................  9,227,016
  Effect of dilutive securities:
     Stock options..........................................     49,488
                                                              ---------
  Diluted weighted average shares outstanding...............  9,276,504
                                                              =========
1997:
  Basic weighted average shares outstanding.................  9,076,211
  Effect of dilutive securities:
     Stock options..........................................     35,228
                                                              ---------
  Diluted weighted average shares outstanding...............  9,111,439
                                                              =========
1996:
  Basic weighted average shares outstanding.................  9,051,731
  Effect of dilutive securities:
     Stock options..........................................     26,654
                                                              ---------
  Diluted weighted average shares outstanding...............  9,078,385
                                                              =========

(17)  SUMMARY OF INCOME STATEMENT INFORMATION (UNAUDITED)

     A summary of quarterly income statement information for the years ended December 31, 1998 and 1997, follows:

                                                       1998 QUARTERS ENDED
                                      -----------------------------------------------------
                                       MARCH 31       JUNE 30      SEPT. 30       DEC. 31
                                      -----------   -----------   -----------   -----------
Operating revenues..................  $21,015,585   $22,408,193   $23,760,610   $24,541,006
Income before other income
  (expenses) and income taxes.......    5,558,343     5,690,767     5,512,696     4,691,174
Net income..........................    3,137,453     3,195,198     3,202,872     3,846,887
Basic earnings per common share.....  $      0.34   $      0.35   $      0.34   $      0.42
                                      ===========   ===========   ===========   ===========
Diluted earnings per common share...  $      0.34   $      0.34   $      0.34   $      0.42
                                      ===========   ===========   ===========   ===========

                                                       1997 QUARTERS ENDED
                                      -----------------------------------------------------
                                       MARCH 31       JUNE 30      SEPT. 30       DEC. 31
                                      -----------   -----------   -----------   -----------
Operating revenues..................  $17,852,229   $19,465,534   $20,200,736   $20,965,015
Income before other income
  (expenses) and income taxes.......    5,272,271     4,675,029     4,547,808     5,598,034
Net income..........................    2,649,392     5,315,069     3,008,584     2,867,804
Basic earnings per common share.....  $      0.29   $      0.58   $      0.33   $      0.32
                                      ===========   ===========   ===========   ===========
Diluted earnings per common share...  $      0.29   $      0.58   $      0.33   $      0.31
                                      ===========   ===========   ===========   ===========

     Earnings for the second quarter of 1997 reflect an extraordinary gain from the discontinuance of SFAS 71 of $2,239,045, net of income taxes of $1,493,312, as mentioned in note 14. Amounts have also been adjusted for the effects of implementing SFAS No. 128.

                    CT COMMUNICATIONS, INC. AND SUBSIDIARIES

(18)  SUBSEQUENT EVENTS

     On January 28, 1999, the Company's shareholders approved a plan of recapitalization for its Common Stock. On that date, the Company's Articles of Incorporation were amended to provide for one class of Common Stock, rather than the two existing classes of Voting Common Stock and Class B Nonvoting Common Stock. Each outstanding share of Voting Common Stock has been automatically converted into 4.4 shares of Common Stock, and each outstanding share of Class B Nonvoting Common Stock has been automatically converted into 4.0 shares of Common Stock. In lieu of issuing fractional shares, the Company intends to pay cash for these shares. The Company's Common Stock has been approved for trading on The Nasdaq Stock Market under the symbol "CTCI". The foregoing financial statements and footnotes have been adjusted to reflect the recapitalization.

     On March 5, 1999, the Company entered into an interest rate swap transaction with First Union Capital Markets to establish a fixed rate of interest on $10,000,000 of the outstanding line of credit at December 31, 1998.

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                                1,100,000 SHARES

                          CT COMMUNICATIONS, INC. LOGO

                                  COMMON STOCK

                              --------------------
                                   PROSPECTUS
                              --------------------

                       FIRST UNION CAPITAL MARKETS CORP.

                             LEGG MASON WOOD WALKER
                                  INCORPORATED

                           SCOTT & STRINGFELLOW, INC.

                                 JUNE 23, 1999

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